Exhibit 2.1

NETSCOUT SYSTEMS, INC.

BRADLEY MERGER SUB LLC

NETWORK GENERAL CENTRAL CORPORATION

NETWORK GENERAL CORPORATION

AND

SILVER LAKE PARTNERS, L.P. AND TPG STARBURST IV, LLC,

EACH AS STOCKHOLDERS REPRESENTATIVES

AGREEMENT AND PLAN OF MERGER

September 19, 2007

-i-

(CONTINUED)

-ii-

(CONTINUED)

-iii-

(CONTINUED)

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated September 19, 2007, among NetScout Systems, Inc., a Delaware corporation (“NetScout”), Bradley Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of NetScout (“Merger Sub”), Network General Central Corporation, a Delaware corporation (“NetGen”), Network General Corporation, a Delaware corporation (“NetGen Opco” and together with NetGen, the “Seller Parties”) and Silver Lake Partners, L.P., a Delaware limited partnership, and TPG Starburst IV, LLC, a Delaware limited liability company, in each case solely in its capacity as the representative for the stockholders of NetGen as further provided herein (in such capacity, a “Stockholders Representative”).

WHEREAS, the Board of Directors of NetGen has (i) determined that it is in the best interests of NetGen and the stockholders of NetGen, and declared it advisable, to enter into this Agreement with NetScout and Merger Sub providing for the merger (the “Merger”) of Merger Sub with and into NetGen in accordance with the General Corporation Law of the State of Delaware (the “DGCL“) and the Delaware Limited Liability Company Act (the “Delaware LLC Act”), upon the terms and subject to the conditions set forth herein, (ii) approved and declared advisable this Agreement in accordance with the DGCL, upon the terms and subject to the conditions set forth herein, and (iii) resolved to recommend adoption of this Agreement by the stockholders of NetGen;

WHEREAS, the Boards of Directors of NetScout and Merger Sub have each approved, and have determined that it is in the best interests of the stockholders of NetScout and Merger Sub and declared it advisable for NetScout and Merger Sub to enter into, this Agreement providing for the Merger in accordance with the DGCL and the Delaware LLC Act, upon the terms and subject to the conditions set forth herein;

WHEREAS, as a condition to each of NetScout and NetGen entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, NetScout is entering into a Stockholders Agreement with certain stockholders of NetScout and NetGen (as it may be amended from time to time, the “Stockholders Agreement”) pursuant to which, among other things, NetScout and such stockholders have agreed, subject to the terms and conditions thereof, to certain governance and registration rights provisions; and

WHEREAS, NetScout, the Stockholders Representatives and the Escrow Agent will be entering into an escrow agreement promptly after the date hereof in substantially the form attached as Exhibit A hereto (as it may be amended from time to time, the “Escrow Agreement”), which provides the terms upon which the funds securing the indemnification obligations to NetScout under this Agreement shall be held and disbursed.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements of the parties hereto contained herein, and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, and subject to the satisfaction or waiver of the conditions hereof, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.01 Certain Definitions.

(a) Certain terms used in this Agreement are defined as follows:

“Accredited Holder” shall mean any holder of NetGen Stock who no later than 20 days after the date hereof has delivered to NetGen and NetScout representations and warranties in the form letter set forth as Exhibit B hereto (the “Accredited Investor Representations Letter”).

“Acquisition Proposal” shall mean any proposal for a merger, consolidation or other business combination involving NetGen or any of its Subsidiaries or any proposal or offer to acquire in any manner (including by tender or exchange offer, open market purchase, issuance by NetGen or otherwise) more than 25% of the voting power in, or more than 25% of the business or assets of, NetGen or any of its Subsidiaries, as applicable, other than (a) the transactions contemplated by this Agreement or (b) the sale by NetGen and its Subsidiaries of assets in the ordinary course of business.

“Affiliate” of a Person shall mean another Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with such Person. Notwithstanding the foregoing, none of the portfolio companies in which Silver Lake Partners, L.P., TPG Starburst IV, LLC or any of their respective investment fund Affiliates have made a debt or equity investment shall be considered Affiliates of Silver Lake Partners, L.P., TPG Starburst IV, LLC or any of their respective investment fund Affiliates.

“Ancillary Agreements” means the Escrow Agreement and the Stockholders Agreement.

“Closing Date” shall mean the date on which the Closing occurs.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Dataroom” shall mean the online data rooms established for purposes of the transactions contemplated by this Agreement.

“Deferred Compensation Agreements” shall mean the agreements identified in Section 1.01(a) of the NetGen Disclosure Schedule between NetGen or any NetGen Subsidiary and the other Person party thereto.

“Effective Time” shall mean such date and time the Certificate of Merger is filed with the Secretary of State or such later date and time as mutually agreed by the parties hereto and set forth in the Certificate of Merger (as hereinafter defined).

“Environmental Law” shall mean any and all applicable Laws of any Governmental Entity relating to protection of natural resources, the environment or human health or safety (as relating to exposure to hazardous or toxic substances, materials or chemicals including petroleum, gasoline, diesel fuel, asbestos and polychlorinated biphenyls).

“Environmental Permit” shall mean any license, permit, authorization or registration required by any Environmental Law for the operation of the business of NetGen or any NetGen Subsidiary.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean each trade or business (whether or not incorporated) which together with NetGen would be deemed to be a ‘single employer’ within the meaning of Section 4001(b)(1) of ERISA or subsections (b), (c), (m) or (o) of Section 414 of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fully Diluted Basis” means, when used with respect to the outstanding number of shares of NetGen Stock as of any date, the sum of (i) all shares of NetGen Stock outstanding, on an as if converted basis, on that date (including as applicable on such date, the shares of NetGen Common Stock that are reserved for issuance under any Deferred Compensation Agreement and that have not been issued on such date or the shares of NetGen Common Stock issued to the NetGen Deferred Compensation Trust pursuant to such Deferred Compensation Agreement); (ii) the number of shares of NetGen Common Stock issuable upon the exercise, exchange or conversion of all of the vested portion of in-the-money NetGen Stock Options; and (iii) the number of shares of NetGen Common Stock underlying the vested portion of in-the-money NetGen SARs.

“GAAP” shall mean United States generally accepted accounting principles consistently applied as in effect on the relevant dates.

“Governmental Entity” shall mean any federal, state, local or foreign government or political subdivision thereof, or any court, administrative agency or commission, or other governmental authority or instrumentality or any subdivision thereof.

“Hazardous Materials” shall mean any substance, material, waste, pollutant, or contaminant that is regulated as toxic or hazardous or other term of similar regulatory import or that is subject to remedial, investigatory or reporting obligations under any Environmental Law including petroleum and petroleum products (including oil, gasoline and diesel fuel), asbestos and polychlorinated biphenyls.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” shall mean all United States, state and foreign intellectual property, including patents, inventions, discoveries, technology, and know-how, copyrights and copyrightable works (including software and software code in any form, including source code and executable or object code), trademarks, service marks, trade names, brand names, corporate names, domain names, URLs, web sites, logos, trade dress and other source indicators, trade secrets and other confidential information.

“IRS” shall mean the United States Internal Revenue Service, or any successor agency thereto.

“Judgment” shall mean any and all judgments, orders, writs, directives, rulings, decisions, injunctions (temporary, preliminary or permanent), decrees or awards of any Governmental Entity.

“knowledge” in the phrase “to its knowledge” or a similar phrase, when used with respect to (a) any Seller Party, shall be deemed to be the actual knowledge of the Persons identified in Section 1.01(b) of the NetGen Disclosure Schedule after such Persons have read Article IV (and the NetGen Disclosure Schedule) in its entirety and (b) NetScout, shall be deemed to be the actual knowledge with respect to the Persons identified in Section 1.01(a) of the NetScout Disclosure Schedule after such Persons have read Article V (and the NetScout Disclosure Schedule) in its entirety.

“Law” shall mean all laws (whether statutory or otherwise), ordinances, codes, rules, regulations and Judgments of all Governmental Entities.

“Liabilities” shall mean any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, whether due or to become due.

“Lien” shall mean, with respect to any property or asset, any mortgage, pledge, security interest, lien (statutory or other), charge, encumbrance or other similar restrictions or limitations of any kind or nature whatsoever on or with respect to such property or asset, but excluding non-exclusive license agreements entered into in the ordinary course of business in respect of NetGen Intellectual Property or NetScout Intellectual Property.

“Material Adverse Effect” with respect to NetScout or NetGen (the “Relevant Company”) shall mean any change, effect, event, circumstance or development (each a “Change,” and collectively, “Changes”) that is materially adverse to the business, financial condition or results of operations of the Relevant Company and its Subsidiaries, taken as a whole; provided that no Changes (by themselves or when aggregated with any other Changes)

resulting from, relating to or arising out of any of the following shall be deemed to be or constitute a “Material Adverse Effect,” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or would occur: (i) general economic, political or financial market conditions (or changes therein) in the United States or any other country, (ii) conditions in the industry in which the Relevant Company or any of its Subsidiaries conducts business (or changes therein), (iii) any Changes arising out of acts of terrorism or war, weather conditions, earthquakes or other force majeure events, (iv) announcement of this Agreement and the transactions contemplated hereby or the pendency or consummation of such transactions, including the loss or departure of officers or other employees of the Relevant Company or any of its Subsidiaries, or the termination, reduction or any other similar negative development in the Relevant Company’s relationships with any of its existing or potential customers (including the loss of revenue), suppliers, distributors or other business partners, (v) compliance with the terms of, or the taking of any action required by, this Agreement, or the failure to take any action prohibited by this Agreement, (vi) any actions taken, or failure to take action, or such other Changes, in each case, to which the other party has consented or requested in writing, (vii) any changes in law or in GAAP (or the interpretation thereof), (viii) changes in NetScout’s stock price or the trading volume of NetScout’s stock, in and of itself, (ix) any failure by the Relevant Company to meet any published analyst estimates or expectations of the Relevant Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Relevant Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself, or (x) any legal proceedings made or brought by any of the current or former securityholders of the Relevant Company (on their own behalf or on behalf of the Relevant Company) arising out of or related to this Agreement or the transactions contemplated hereby.

“NetGen Common Stock” shall mean the Common Stock, $.01 par value per share, of NetGen.

“NetGen Deferred Compensation Trust” shall mean the trust agreement that has been or will be established by the Company to hold the shares of NetGen Common Stock pursuant to the terms of the Deferred Compensation Agreements.

“NetGen Excess Transaction Expenses” shall mean any NetGen Transaction Expenses that are in excess of $2,150,000, whether so paid or incurred prior to or after the execution of this Agreement.

“NetGen Indebtedness to Sponsors” means, with respect to NetGen and NetGen Subsidiaries, all indebtedness for money borrowed by NetGen or any NetGen Subsidiary from the Sponsors and Integral Capital Partners VI, L.P. and their respective Affiliates identified on the NetGen Balance Sheet, including the aggregate principal amount of, and any accrued interest, amortization, applicable prepayment charges, premiums or other fees with respect thereto.

“NetGen Intellectual Property” shall mean all Intellectual Property owned or used by NetGen or any NetGen Subsidiary in the conduct of its business as currently conducted or as currently planned to be conducted.

“NetGen Stock” means all shares of NetGen’s capital stock authorized, issued or outstanding prior to the Effective Time, of whatever class or series, including all of NetGen Common Stock.

“NetGen Stockholders” means each of the stockholders of NetGen listed on Section 4.03(b) of the NetGen Disclosure Schedule.

“NetGen Stock Options” shall mean options to acquire shares of NetGen Common Stock.

“NetGen Stock Plans” means, collectively, the Amended and Restated NetGen 2004 Stock Incentive Plan and the Amended and Restated NetGen 2005 International Stock Incentive Plan.

“NetGen Subsidiary” shall mean any Subsidiary of NetGen, including without limitation NetGen Opco.

“NetGen Transaction Expenses” shall mean the out-of-pocket fees and expenses of NetGen or any NetGen Subsidiary in connection with (1) the negotiation, preparation, execution and closing of the transactions contemplated by this Agreement, (2) any other negotiation or discussions regarding the potential sale of NetGen or its business since April 1, 2007 and (3) the matters set forth in Section 1.01(c) of the NetGen Disclosure Letter.

“NetScout Indebtedness to Sponsors” shall mean $100,000,000 in aggregate principal amount of senior secured floating rate notes with respect to which the Sponsors have committed to acquire from NetScout upon the terms and subject to the conditions of the Commitment Letter, dated as of the date hereof, between NetScout and the Sponsors, as amended from time to time (the “Commitment Letter”).

“NetScout Intellectual Property” shall mean all Intellectual Property owned or used by NetScout or any NetScout Subsidiary in the conduct of its business as currently conducted or as currently planned to be conducted.

“NetScout Stock Options” shall mean options to acquire shares of NetScout’s Common Stock.

“Non-Accredited Holder” shall mean any holder of NetGen Stock who is not an Accredited Holder.

“Open Source Materials” means each of (i) any Software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g. Linux), or similar licensing and distribution models; and (ii) any software that requires as a condition of use, modification, and/or distribution of such software that such software or other software incorporated into, derived from, or distributed with such software (a) be disclosed or distributed in source code form; (b) be licensed for the purpose of making derivative works; or (c) be redistributable at no or minimal charge. Open Source Materials includes, without limitation, software licensed or distributed under any of the following licenses or distribution models similar to any of the following: (a) GNU General Public License (GPL) or Lesser/Library GPL (LGPL), (b) the Artistic License (e.g. PERL), (c) the Mozilla Public License, (d) the Netscape Public License, (e) the Sun Community Source License (SCSL), the Sun Industry Source License (SISL), and (f) the Apache Server License.

“Permits” shall mean all franchises, licenses, authorizations, approvals, permits (excluding Environmental Permits), consents or other rights granted by any Governmental Entity and all certificates of convenience or necessity, immunities, privileges, licenses, concessions, consents, grants, ordinances and other rights granted by any Governmental Entity, of every character whatsoever, required for the conduct of business and the use of properties by NetGen and NetGen Subsidiaries as currently conducted or used.

“Permitted Lien” shall mean any of the following: (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable, (ii) restrictions on transfer of securities imposed by applicable state and federal securities Laws, (iii) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, (iv) mechanics’, carriers’, construction, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business, (v) statutory or common law Liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented; or (vi) defects or irregularities in title, recorded easements, rights of way, covenants, and other restrictions and utility easements, building restrictions, zoning restrictions, encroachments, and other similar matters and other easements and restrictions existing generally which do not and will not detract in any substantial respect from the value, as currently used or operated in the conduct of the asset owner’s business, of such asset, and do not and will not affect, in any substantial respect, the ability of the owner of such asset to conduct its business as it is currently being conducted; and (vii) with respect to NetScout, as set forth on Section 1.01(b) of the NetScout Disclosure Schedule, and, with respect to NetGen, as set forth on Section 1.01(d) of the NetGen Disclosure Schedule.

“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or other entity or Government Entity.

“Proceeding” shall mean any action, claim, suit, or legal, administrative, arbitration or other alternative dispute resolution proceeding or investigation.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means, collectively, any software, including without limitation data files, source code, object code, application programming interfaces, databases and other software-related specifications and documentation.

“Sponsors” shall mean Silver Lake Partners, L.P., Silver Lake Investors, L.P., Silver Lake Technology Investors, L.L.C., TPG Starburst III, LLC, TPG Starburst IV, LLC and T3 Starburst II, LLC and, if they shall become parties to the Commitment Letter, Integral Capital Partners VI, L.P. and any Affiliates of the foregoing.

“Stockholder Approval” shall mean the adoption and approval of this Agreement and the Merger by the requisite stockholder or member vote of the specified Person, as required by the DGCL, the Delaware LLC Act, and such Person’s charter, bylaws or other governing documents, as applicable to such Person.

“Subsidiary” shall mean, in respect of any specified Person, any corporation or other entity of which 50% or more of the outstanding share capital or other equity interest is owned, directly or indirectly, by such specified Person.

“WARN” shall mean the Worker Adjustment and Retraining Notification Act, together with any similar state or local statute, rule or regulation.

(b) Each of the following terms is defined in the Section set forth opposite each term:

Term	Section
NetGen	Preamble
NetGen Balance Sheet	4.07(a)
NetGen Balance Sheet Date	4.07(a)
NetGen Disclosure Schedule	Article V
NetGen Opco	Preamble
NetGen Preferred Stock	4.03(a)
NetGen SARs	4.03(a)
NetGen Share	2.06(a)
Accredited Stock Consideration Per Share	2.06(c)
Agreement	Preamble
Alternative Financing	2.05
Antitrust Law	7.01(b)
Basket	9.05(b)
NetScout	Preamble
NetScout Balance Sheet	5.09
NetScout Common Stock Value	2.06(c)
NetScout Disclosure Schedule	Article V
NetScout Employee Plan	7.12(c)
NetScout Indemnified Parties	9.02
NetScout Preferred Stock	5.05(a)
NetScout RSUs	5.05(a)(iv)
NetScout SEC Reports	5.09
Business Day	10.01
Certificate of Merger	2.01
Certificates	3.02(a)

Term	Section
Claim Notice	9.03(b)
Claimed Amount	9.03(b)
Closing	10.01
Confidentiality Agreement	7.02(b)
Constituent Corporations	2.01
Continuing Employees	7.12(c)
Delaware LLC Act	Preamble
DGCL	Preamble
Dispute	9.03(d)
DOJ	7.01(b)
Escrow Agent	3.01(a)
Escrow Cash	2.06(c)
Escrow Consideration	2.06(c)
Escrow Fund	3.01(a)
Escrow Shares	2.06(c)
Exchange Agent	3.02(a)
Exchange Fund	3.02(a)
Expected Claim Notice	9.03(a)
Financial Statements	4.07(a)
FTC	7.01(b)
Indemnified Parties	7.04(a)
Leased Premises	4.12(a)
Letter of Transmittal	3.02(a)
Material Contracts	4.14
Merger	Preamble
Merger Sub	Preamble
Representatives	7.06
Requisite Regulatory Approvals	8.01(i)
Response	9.03(c)
Restraint	10.02(b)
Secretary of State	2.01
Seller Parties	Preamble
Significant Acquisition	5.09
Stockholders Agreement	Preamble
Stockholders Representative	Preamble
Substituted Shares	9.05(b)
Surviving Corporation	2.01
Termination Date	10.02(c)
Termination Fee	10.03(b)
Third Party Action	9.03(a)
Threshold	9.05(b)
Total Cash Consideration	2.06(c)
Total Consideration	2.06(c)
Total Consideration Per Share	2.06(c)
Transfer Pricing Agreement	7.02(b)

ARTICLE II

THE MERGER

2.01 The Merger. On the Closing Date, subject to the terms and conditions of this Agreement, Merger Sub shall be merged with and into NetGen in accordance with the DGCL and the Delaware LLC Act, with NetGen being the surviving corporation (following the Merger, the “Surviving Corporation”). NetGen and Merger Sub are sometimes collectively referred to as the “Constituent Corporations”. The Merger shall be effective at the Effective Time when a Certificate of Merger, together with any other documents required by the Laws of the State of Delaware to effectuate the Merger (collectively, the “Certificate of Merger”), properly executed, shall be filed with the Secretary of State of Delaware (the “Secretary of State”), which filing shall be made on the Closing Date.

2.02 Effect of Merger. By virtue of the Merger, as of the Effective Time, all rights, privileges, immunities, powers and purposes of NetGen and Merger Sub, and all the property, real and personal, including causes of action, and every other asset of NetGen and Merger Sub, shall vest in the Surviving Corporation, without any further act or deed, and the separate existence of Merger Sub shall cease and the corporate existence of NetGen as the Surviving Corporation and a corporation organized under the DGCL shall continue unaffected and unimpaired by the Merger. The Surviving Corporation shall assume and be liable for all the Liabilities, obligations and penalties of NetGen and Merger Sub. No liability or obligation due or to become due, and no claim or demand for any cause of action existing against either NetGen or Merger Sub, or any stockholder, officer or director thereof, shall be released or impaired by the Merger. No Proceeding, whether civil or criminal, then pending by or against either NetGen or Merger Sub or any stockholder, officer or director thereof, shall abate or be discontinued as a result of or by the Merger, but may be enforced, prosecuted, settled or compromised as if the Merger had not occurred, or the Surviving Corporation may be substituted in such Proceeding in place of either NetGen or Merger Sub.

2.03 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, its right, title or interest in, to or under, any of the rights, properties or assets of NetGen or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or (ii) otherwise carry out the purposes of this Agreement, NetGen and its officers and directors and Merger Sub and its officers and directors are fully authorized to execute and deliver all such deeds, bills of sale, assignments and assurances and to take and do all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all rights, title, properties or assets in the Surviving Corporation or to otherwise carry out the purposes of this Agreement; and the officers and directors of the Surviving Corporation are fully authorized in the name of NetGen and of Merger Sub or otherwise to take any and all such actions.

2.04 Certificate of Incorporation and By-laws of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of NetGen shall be amended to read in its entirety as the certificate of incorporation attached hereto as Exhibit C and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law.

(b) At the Effective Time, the by-laws of NetGen shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with applicable Law.

2.05 Repayment of NetGen Indebtedness to Sponsors. Prior to the Effective Time, NetScout shall have either (a) incurred the NetScout Indebtedness to the Sponsors or (b) obtained an aggregate of $100,000,000 of other debt or equity financing from any other third parties upon terms and conditions satisfactory to NetScout (the “Alternative Financing”). Immediately after the Effective Time, all NetGen Indebtedness to Sponsors then owing shall be paid by NetScout, on behalf of NetGen, in cash. Prior to the Closing, NetGen shall deliver to NetScout copies of payoff letters (subject to delivery of funds as arranged by NetScout pursuant to the immediately foregoing sentence), in commercially reasonable form, from the Sponsors with respect to the NetGen Indebtedness to Sponsors and make arrangements for the release of all mortgages, liens and other security over NetGen’s and its Subsidiaries’ properties and assets securing such obligations (subject to delivery of funds as arranged by NetScout pursuant to the immediately foregoing sentence).

2.06 Effect of Merger on Capital Stock of Constituent Corporations.

At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any class of capital stock of the Constituent Corporations, the following shall occur:

(a) Except as set forth in Section 2.06(e), each share of NetGen Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares as defined in Section 2.07(a)) (each an “NetGen Share”) shall be converted into and represent the right to receive (subject to the obligation to deposit the Escrow Consideration pursuant to the provisions of Section 3.01 relating to the establishment of an indemnification escrow): (i) for each Non-Accredited Holder, the Non-Accredited Consideration Per Share, and (ii) for each Accredited Holder, the Accredited Cash Consideration Per Share and the Accredited Stock Consideration Per Share.

(b) At least three (3) Business Days prior to the Closing, NetGen will deliver to NetScout a schedule (the “Distribution Schedule”) setting forth for (i) each holder of NetGen Shares that is an Accredited Holder (based solely on the delivery by Accredited Holders of the Accredited Investor Representations Letter), the portion and mix of the Total Consideration payable or issuable, as the case may be, to such holder on or about the Effective Time and the portion of the Escrow Cash and Escrow Shares corresponding to such holder, and (ii) each holder of NetGen Shares that is a Non-Accredited Holder, the portion of the Total Consideration payable to such holder in cash on or about the Effective Time and the portion of the Escrow Cash corresponding to such holder, in each case, in accordance with NetGen’ certificate of incorporation in effect as of the date hereof. The Distribution Schedule will also list all holders of vested, in-the-money NetGen Stock Options and the portion of the Total Consideration payable to each such holder under Section 2.10 and all holders of vested, in-the-money NetGen SARs and the portion of the Total Consideration payable to each such holder under Section 2.10. NetScout shall be entitled to rely exclusively on the Distribution Schedule in making distributions of Merger Consideration pursuant to this Section 2.06.

(c) For purposes of this Agreement, each of the following terms shall have the meaning set forth below:

“Accredited Cash Consideration Per Share” shall mean (a) (i) the Total Consideration Per Share multiplied by the number of shares of outstanding NetGen Stock held by the Accredited Holders as of the Effective Time, minus (ii) the Accredited Percentage times the Total Equity Incentive Payments, divided by (b) the number of shares of outstanding NetGen Stock held by the Accredited Holders as of the Effective Time.

“Accredited Percentage” shall mean the percentage obtained by dividing (a) the number of shares of outstanding NetGen Stock held by the Accredited Holders as of the Effective Time by (b) the number of shares of all outstanding NetGen Stock as of the Effective Time.

“Accredited Stock Consideration Per Share” shall mean 6,000,000 shares of NetScout Common Stock divided by the number of shares of outstanding NetGen Stock held by the Accredited Holders as of the Effective Time.

“NetScout Common Stock Value” shall mean the average of the closing price of one share of NetScout Common Stock on the Nasdaq Global Market over the 10 trading days immediately prior to the Closing Date, as reported by The Wall Street Journal.

“Escrow Cash” shall mean $10,000,000.

“Escrow Consideration” shall mean the Escrow Cash and the Escrow Shares.

“Escrow Shares” shall mean a number of shares of NetScout Common Stock equal to $5,000,000 divided by the NetScout Common Stock Value.

“Merger Consideration” shall mean cash and/or shares of NetScout Common Stock, as applicable, in the amounts provided by this Article II and the Distribution Schedule.

“Non-Accredited Consideration Per Share” shall mean (a) (i) the Total Consideration Per Share multiplied by the number of shares of outstanding NetGen Stock held by the Non- Accredited Holders as of the Effective Time, minus (ii) the Non-Accredited Percentage times the Total Equity Incentive Payments, divided by (b) the number of shares of outstanding NetGen Stock held by the Non-Accredited Holders as of the Effective Time.

“Non-Accredited Percentage” shall mean the percentage obtained by dividing (a) the number of shares of outstanding NetGen Stock held by the Non-Accredited Holders as of the Effective Time by (b) the number of shares of all outstanding NetGen Stock as of the Effective Time.

“Total Cash Consideration” shall mean an amount equal to $150,000,000 in cash plus (a) NetGen Transaction Expenses paid by NetGen or any NetGen Subsidiary prior to Closing in an amount not to exceed $2,150,000 and (b) the aggregate exercise price or base price, as applicable, for all of the vested portions of the in-the-money NetGen Stock Options and in-the-money NetGen SARs, in each case, as of the Effective Time, minus (x) the amount of the NetGen Excess Transaction Expenses, if any, paid or incurred by NetGen or any NetGen Subsidiary prior to Closing, and (y) the NetGen Indebtedness to Sponsors.

“Total Consideration” shall mean (a) the Total Cash Consideration plus (b) the cash value of 6,000,000 shares of NetScout Common Stock (valued at the NetScout Common Stock Value).

“Total Consideration Per Share” shall mean (a) the Total Consideration, divided by (b) the number of shares of outstanding NetGen Stock on a Fully Diluted Basis as of the Effective Time.

“Total Equity Incentive Payments” shall mean any payments made or to be made by NetGen or any NetGen Subsidiary in connection with the termination of the vested, in-the-money portions of the NetGen Stock Options and vested, in-the-money portions of the NetGen SARs pursuant to Section 2.10

In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding NetScout Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through reorganization, recapitalization, reclassification, share dividend (including any dividend or distribution of securities convertible into NetScout Common Stock), share split, reverse share split, or other like changes in NetScout’s capitalization, or a record date that is subsequent to the date of this Agreement but prior to the Effective Time has been established by NetScout in regard to any of the foregoing, the Total Consideration, the Total Consideration Per Share, the Accredited Stock Consideration Per Share, and the NetScout Common Stock Value shall be appropriately adjusted.

(d) LLC Interests in Merger Sub. All limited liability company interests of Merger Sub issued and outstanding immediately prior to the Effective Time, shall, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or any other Person, be converted into one fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation.

(e) Treasury Shares of NetGen; NetScout Owned Shares. All shares of NetGen Stock held in the treasury of NetGen and each share of NetGen Stock owned or otherwise held by NetScout, Merger Sub or any direct or indirect wholly-owned Subsidiary of NetScout or NetGen immediately prior to the Effective Time shall be canceled and retired without any conversion thereof and no payment or distribution shall be made with respect thereto.

(f) Deferred Compensation Trust. At least three Business Days prior to the Effective Time, NetGen shall issue the aggregate number of shares of NetGen Common Stock that, prior to the date of this Agreement, have been reserved for issuance under any of the Deferred Compensation Agreements, but have not yet been issued, to the NetGen Deferred Compensation Trust.

2.07 Shares of Dissenting Stockholders.

(a) Notwithstanding anything in this Agreement to the contrary, any shares of NetGen Stock that are issued and outstanding as of the Effective Time and that are held by a holder who has properly exercised such holder’s appraisal rights (the “Dissenting Shares”) under the DGCL shall not be converted into the right to receive the consideration provided for in this Article II, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, his or her right to dissent from the Merger under the DGCL and to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of the DGCL. If any such holder shall have so failed to perfect or have effectively withdrawn or lost such right, each share of such holder’s NetGen Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the consideration provided for in this Article II.

(b) NetGen and NetScout shall give the other prompt notice of any notice or demands for appraisal or payment for shares of NetGen Stock received by NetGen or NetScout, as the case may be. NetScout shall not, without the prior written consent of NetGen (not to be unreasonably withheld), make any payment with respect to, or settle, offer to settle or otherwise negotiate, with respect to any such demands.

(c) Dissenting Shares, if any, after payments of fair value in respect thereof have been made to the holders thereof pursuant to the DGCL, shall be canceled.

2.08 Stock Transfer Books. At the Effective Time, the stock transfer books of NetGen shall be closed and there shall be no further registration of transfers of shares of NetGen Stock on the records of NetGen. If, after the Effective Time, certificates previously representing shares of NetGen Stock are presented to the Surviving Corporation, they shall be canceled and exchanged for Merger Consideration pursuant to this Article II.

2.09 Cancellation and Retirement of Shares of NetGen Stock. At and after the Effective Time, holders of certificates, which immediately prior to the Effective Time represented outstanding shares of NetGen Stock, shall cease to have any rights as stockholders of NetGen, except the right to receive the Merger Consideration into which their shares of NetGen Stock have been converted by the Merger as provided in this Article II.

2.10 Effect of Merger on NetGen Stock Options and NetGen SARs.

(a) Immediately prior to the Effective Time, the vested portion of all of the then outstanding in-the-money NetGen Stock Options (including the portion of any in-the-money NetGen Stock Options that become vested as a result of the consummation of the Merger and the fact that such NetGen Stock Options are neither being assumed or substituted by NetScout) shall be canceled in exchange for a payment equal to the excess of: (i) the number of shares of NetGen Common Stock subject thereto multiplied by the Total Consideration Per Share over (ii) the aggregate exercise price thereof. Such payment shall be in cash. For the avoidance of doubt, no portion of the Escrow Consideration shall be required to be withheld the payments made pursuant to this Section 2.10. Immediately prior to the Effective Time, the vested portion of all of the then outstanding out-of-the-money NetGen Stock Options and the unvested portion of all of the then outstanding NetGen Stock Options shall be canceled without any payment made therefor.

(b) Immediately prior to the Effective Time, the vested portion of all of the then outstanding in-the-money NetGen SARs (including the portion of any in-the-money NetGen SARs that become vested as a result of the consummation of the Merger and the fact that such NetGen SARs are neither being assumed or substituted by NetScout) shall be canceled in exchange for a payment equal to the excess of: (i) the number of shares of NetGen Common Stock subject thereto multiplied by Total Consideration Per Share over (ii) the aggregate base price thereof. Such payment shall be in cash. For the avoidance of doubt, no portion of the Escrow Consideration shall be required to be withheld from the payments made pursuant to this Section 2.10. Immediately prior to the Effective Time, the vested portion of all of the then outstanding out-of-the-money NetGen Stock Options and the unvested portion of NetGen SARs shall be canceled without any payment made therefor.

(c) NetGen and its Board of Directors shall promptly take all actions necessary to provide for the treatment of the NetGen Options and NetGen SARs as provided by this Section 2.10. A listing of all NetGen Stock Options and NetGen SARs and the vesting schedules thereof will be included in the Distribution Schedule. NetGen may permit the holders of NetGen Stock Options and NetGen SARs to exercise the vested portion of such awards at any time prior to the Effective Time; provided that any Person who exercises an NetGen Stock Option or NetGen SAR more than 20 days after the date of this Agreement shall be treated as a Non-Accredited Holder with respect to the shares of NetGen Common Stock acquired as a result of such exercise. NetGen shall obtain, prior to the Closing, the consent from each holder of an NetGen Stock Option and, NetGen SAR or NetGen Deferred Share Award to the termination thereof unless such consent is not required under the terms of the applicable agreement, instrument or plan. NetGen shall also terminate effective as of the Effective Time all of its stock option and stock purchase plans or other equity incentive compensation plans, including without limitation, the NetGen Stock Plans.

2.11 Withholding. Each of NetScout and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person under this Article II, such amounts as are required to be deducted and withheld under any provision of applicable Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to such Person in respect of which such deduction and withholding was made.

ARTICLE III

PAYMENT OF MERGER CONSIDERATION

3.01 Escrow Agreement and Escrow Fund.

(a) On the Closing Date, the holders of NetGen Shares shall be deemed to have received, and NetScout shall deposit on behalf of such holders with U.S. Bank National Association (the “Escrow Agent”), the aggregate Escrow Consideration, for the purpose of securing the indemnification obligations to NetScout in Article IX. The Escrow Consideration and any other items subsequently deposited with the Escrow Agent in accordance with the Escrow Agreement are referred to herein as the “Escrow Fund.” The Escrow Fund shall be held by the Escrow Agent for a period ending on the fifteen-month anniversary of the Closing Date, other than with respect to the amount of Damages set forth in any unresolved Claim Notice or Expected Claim Notice (as such terms are defined in the Escrow Agreement) which shall be held until fully resolved, under the Escrow Agreement pursuant to the terms thereof. The Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of the Escrow Agreement.

(b) Each of the Sponsors shall have the right from time to time prior to the release of the Escrow Consideration to such Sponsor to substitute the Escrow Cash deposited in the Escrow Fund by NetScout on behalf of such Sponsor with NetScout Indebtedness to the Sponsors, in an aggregate principal amount (including all accrued and unpaid interest through the date of such substitution) equal to such substituted Escrow Cash, provided, however, that the NetScout Indebtedness to the Sponsors in the Escrow Fund in respect of such Sponsor may not exceed fifty percent (50%) of the value of the portion of the Escrow Fund consisting of Escrow Consideration of such Sponsor as of the time of substitution, and such NetScout Indebtedness to the Sponsors may be used by the Escrow Agent to satisfy escrow claims for which such Sponsor is responsible as set forth in the Escrow Agreement.

(c) The adoption of this Agreement and the approval of the Merger by the stockholders of NetGen shall constitute approval of the Escrow Agreement and of all of the arrangements relating thereto, including the placement of the aggregate Escrow Consideration in escrow, the appointment of the Stockholders Representatives and the grant to the Stockholders Representatives of the power and authority to act on behalf of the stockholders of NetGen in such capacity pursuant to the Escrow Agreement, in each case pursuant to Section 11.03 hereto.

3.02 Exchange of Certificates Representing NetGen Securities.

(a) Exchange Agent. Immediately following the Effective Time (but in any event on the Closing Date), NetScout shall deposit with an exchange agent selected by NetScout promptly after the date hereof and reasonably acceptable to NetGen (the “Exchange Agent”), for the benefit of the holders of NetGen Stock, for exchange in accordance with this Agreement, an amount (the “Exchange Fund”) equal to the Total Consideration payable to them minus (i) the Escrow Consideration, (ii) the product of (A) the Non-Accredited Consideration Per Share and (B) the total number of Dissenting Shares held by Non-Accredited Holders, (iii) the product of (A) the Accredited Cash Consideration Per Share and (B) the total number of Dissenting Shares held by Accredited Holders, and (iv) the product of (A) the Accredited Stock Consideration Per Share and (B) the total number of Dissenting Shares held by Accredited Holders. Promptly after the date hereof (and in any event within 5 Business Days), the Exchange Agent shall mail to each record holder of an outstanding certificate or instrument that represents NetGen Stock (the “Certificates”), a letter of transmittal in the form attached hereto as Exhibit D (the “Letter of Transmittal”), instructions for use in effecting the surrender of the Certificates for payment therefor, a lost stock certificate affidavit and indemnity agreement with respect to any NetGen stockholders who have lost their Certificates, and such other documents the Exchange Agent may reasonably require in connection with such surrender, in customary form to be agreed upon by NetGen and the Exchange Agent.

(b) Exchange Procedures.

(i) After the Effective Time, each holder of Certificate(s) shall, upon surrender to the Exchange Agent of such Certificate(s) and a fully and properly completed Letter of Transmittal and acceptance thereof by the Exchange Agent, be entitled to receive the amount of the Total Consideration into which such surrendered Certificate(s) have been converted or exchanged pursuant to this Agreement, subject to the provisions of Section 3.01 hereof With respect to each holder of Certificate(s) who has effected such surrender not less than 5 days prior to the Closing Date, such holder shall receive payment of such Total Consideration as soon as reasonably practicable after the Effective Time (but in any event on the Closing Date). With respect to each other holder of Certificate(s), such holder shall receive payment of such Total Consideration promptly after such surrender by such holder.

(ii) After the Effective Time, there shall be no further transfer on the records of NetGen or its transfer agent of Certificates, and if Certificates are presented to NetGen for transfer, they shall be canceled against delivery of the Total Consideration into which such Certificates have been converted or exchanged pursuant to this Agreement. If any Total Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of such exchange that the Certificate so surrendered shall properly be endorsed, with signature guaranteed, or otherwise in proper form for transfer and that the Person requesting such exchange shall pay to the Surviving Corporation or its transfer agent any transfer or other taxes required, or establish to the satisfaction of the Surviving Corporation or its transfer agent that such taxes have been paid or are not applicable.

(iii) Until surrendered as contemplated by this Section 3.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Total Consideration into which such Certificate has been converted or exchanged pursuant to this Agreement and after the Effective Time the holders thereof shall cease to have any other rights as holders of NetGen Stock. No interest will be paid or will accrue on any amount payable to holders of NetGen Stock as Total Consideration.

(c) No Further Rights in NetGen Stock. All Total Consideration paid upon the surrender for exchange of Certificates in accordance with the terms of this Agreement shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the NetGen Stock represented thereby.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates upon the expiration of two years following the Effective Time shall be delivered to the Surviving Corporation upon demand, and any holders of Certificates who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation, and only as general creditors thereof, for payment of any claim for Total Consideration.

(e) No Liability. None of the Surviving Corporation, NetScout, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any cash, NetScout Stock or other assets from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate has not been surrendered prior to the later of (i) two years after the Effective Time and (ii) immediately prior to the date on which any cash, NetScout Stock or other assets, if any, in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such cash or other assets in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

(f) Investment of Exchange Fund. The Exchange Agent shall invest the cash included in the Exchange Fund in U.S. government securities or an insured money market deposit account selected by NetScout and NetGen prior to the Closing. Any interest and other income resulting from such investments shall be paid to NetScout.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER PARTIES

Each of the Seller Parties hereby, jointly and severally, represents and warrants to NetScout and Merger Sub that the statements contained in this Article IV are true and correct, except as expressly set forth in the disclosure schedule of the Seller Parties delivered to NetScout concurrently herewith (the “NetGen Disclosure Schedule”). The NetGen Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article IV, and the disclosure in any section or paragraph shall qualify (a) the corresponding section or paragraph in this Article IV and (b) the other sections and paragraphs in this Article IV only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections and paragraphs.

4.01 Organization. Each of NetGen and each NetGen Subsidiary is a corporation or other entity duly organized, validly existing and (to the extent the concept of good standing is applicable to such entity) in good standing under the laws of the jurisdiction of its incorporation or organization and has full corporate power and authority to conduct its business as it is now being conducted and to own, operate or lease the properties and assets it currently owns, operates or holds under lease. Each of NetGen and each NetGen Subsidiary is duly qualified or licensed to do business and is in good standing as a foreign entity in each jurisdiction where such qualification or licensing is necessary.

4.02 Subsidiaries. Section 4.02 of the NetGen Disclosure Schedule sets forth a list, as of the date hereof, of (a) all NetGen Subsidiaries and (b) all other entities in which NetGen or any NetGen Subsidiary has an equity investment. All outstanding shares of stock or other equity interests of any NetGen Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable, and are owned, directly or indirectly, by NetGen free and clear of any Liens (other than Permitted Liens), and there are no outstanding options, warrants, convertible securities, calls, rights, commitments, preemptive rights or agreements or instruments or understandings of any character, obligating NetGen or any NetGen Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, contingently or otherwise, additional shares of such NetGen Subsidiary or any securities or obligations convertible or exchangeable for such shares or to grant, extend or enter into any such option, warrants, convertible security, call, right, commitment, preemptive right or agreement. Except for transactions among NetGen Subsidiaries or among NetGen and NetGen Subsidiaries, with respect to any NetGen Subsidiary or other entity in which NetGen or any NetGen Subsidiary has an equity investment, neither NetGen nor any NetGen Subsidiary has (i) an obligation to make a loan or other capital contribution, (ii) any liability for the obligations of such entity or (iii) any other obligations to such entity.

4.03 Capitalization.

(a) The authorized capital stock of NetGen consists of 260,000,000 shares of NetGen Common Stock and 2,500,000 shares of Preferred Stock, par value $0.01 per share (the “NetGen Preferred Stock”). As of the date of this Agreement:

(i) 212,443,639 shares of NetGen Common Stock are issued and outstanding,

(ii) no shares of NetGen Preferred Stock are issued and outstanding,

(iii) NetGen Stock Options to purchase or otherwise acquire an aggregate 27,133,974 shares of NetGen Common Stock are issued and outstanding,

(iv) Stock appreciation rights with respect to an aggregate of 29,000 shares of NetGen Common Stock (the “NetGen SARs”) are issued and outstanding, and

(v) 521,377 shares of NetGen Common Stock are reserved for issuance pursuant to Deferred Compensation Agreements (the “NetGen Deferred Share Awards”).

(b) Section 4.03(b) of the NetGen Disclosure Schedule sets forth, as of the date of this Agreement, (i) the number, class or series and record owner of all NetGen Stock, (ii) a complete and accurate listing of all NetGen Stock Options, indicating the extent vested or unvested, the extent exercisable or not, the exercise price and the name of the security holder, and further identifying any NetGen Stock Options that are subject to a stock option agreement other than the standard forms of NetGen’ stock option agreements, (iii) a complete and accurate listing of all NetGen SARs, including with respect to each such NetGen SAR, the holder, date of grant, base price and vesting schedule, and further identifying any NetGen SARs that are subject to a stock appreciation rights agreement other than the standard form of NetGen’ stock appreciation rights agreement, and (iv) a complete and accurate listing of all NetGen Deferred Share Awards (including the related Deferred Compensation Agreements) and the name of each holder thereof. All outstanding shares of NetGen Stock as of the date of this Agreement have been duly authorized, validly issued and are fully paid and non-assessable. Except for the NetGen Stock Options, the NetGen SARs, the NetGen Deferred Share Awards or as set forth in Section 4.03(b) of the NetGen Disclosure Schedule or in Section 4.03(a), there are no authorized or outstanding options, warrants, convertible securities, stock appreciation rights, calls, rights, commitments, preemptive rights or agreements or instruments or understandings of any character, to which NetGen is a party or by which NetGen is bound, obligating NetGen to issue, deliver or sell, or cause to be issued, delivered or sold, contingently or otherwise, additional shares of NetGen Stock or any securities or obligations convertible into or exchangeable for such shares or to grant, extend or enter into any such option, warrant, convertible security, call, right, commitment, preemptive right or agreement. No bonds, notes or other indebtedness having the right to vote on matters on which stockholders may vote are issued or outstanding.

4.04 Authorization. Each Seller Party has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement by each Seller Party and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action of the Board of Directors of such Seller Party, and no other corporate proceedings on the part of the Seller Parties, other than NetGen Stockholder Approval, are necessary to authorize the Merger, this Agreement and the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by each Seller Party, and assuming due authorization, execution and delivery by each other party hereto and thereto, constitutes a legal, valid and binding obligations of such Seller Party, enforceable against such Seller Party in accordance with their terms, except as such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws relating to creditors’ rights generally, (ii) general principles of equity (whether applied in a proceeding at law or in equity) and (iii) any implied covenant of good faith and fair dealing.

4.05 No Violation. Except as set forth in Section 4.05 of the NetGen Disclosure Schedule, the execution and delivery of this Agreement by each Seller Party does not, and the consummation by such Seller Party of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation of or default or loss of any benefit under, any provision of NetGen’ or any NetGen Subsidiary’s corporate charter or bylaws or equivalent organizational documents; (ii) subject to the matters described in Section 4.06 of the NetGen Disclosure Schedule, conflict with, or result in any material violation of or default or loss of any benefit under, any Law or Judgment of any Governmental Entity to which NetGen or any NetGen Subsidiary is a party or to which any of its property is subject; or (iii) conflict with, or result in a breach, termination (or right of termination) or violation of or default or loss of any benefit under, the terms of any Material Contract or real property lease to which it is a party or to which any of its property is subject, or constitute a default or loss of any right thereunder or any event which, with the lapse of time or notice or both, might result in a default or loss of any right thereunder.

4.06 Consents. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by each Seller Party will not require any consent, approval, order, authorization or Permit of any Governmental Entity under any Law or Judgment, other than consents, approvals, orders, authorizations, Permits and Requisite Regulatory Approvals identified in the immediately following sentence of this Section 4.06. No declaration, filing or registration with any Governmental Entity is required by NetGen or any NetGen Subsidiary in connection with the execution and delivery of this Agreement and the consummation of transactions contemplated by this Agreement, except for (i) the filing of the Certificate of Merger as required by the DGCL and the Delaware LLC Act and the filing of appropriate documents with the relevant authorities of other states in which NetGen or any NetGen Subsidiary is qualified to do business, (ii) filings pursuant to the HSR Act and applicable foreign Antitrust Laws, and the expiration or termination of the applicable waiting period, and/or the receipt of any necessary approvals or consents, under the HSR Act and such applicable foreign Antitrust Laws, (iii) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate has not had and would not (x) impair in any material respect the ability of any Seller Party to perform its obligations under this Agreement, or (y) prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement, or (iv) filings and notices not required to be made or given until after the Effective Time.

4.07 Financial Statements.

(a) Section 4.07(a) of the NetGen Disclosure Schedule contains copies of the following consolidated financial statements of NetGen and NetGen Subsidiaries (collectively, the “Financial Statements”): (i) the audited consolidated balance sheet (the “NetGen Balance Sheet”) of NetGen and NetGen Subsidiaries as of January 31, 2007 (the “NetGen Balance Sheet Date”) and January 31, 2006 and the related statements of income and cash flows since inception of NetGen (together with the notes thereto); and (ii) the unaudited consolidated balance sheet of NetGen and NetGen Subsidiaries as of July 31, 2007 and the related unaudited statements of income and cash flows for the six month period ending on July 31, 2007. The Financial Statements (i) present fairly in all material respects the consolidated financial condition and results of operations of NetGen and NetGen Subsidiaries as of the dates thereof or for the periods covered thereby, except as otherwise noted therein (subject, in the case of the unaudited Financial Statements, to normal year-end adjustments and the absence of footnotes) and (ii) have been prepared in accordance with GAAP for the periods involved (except as may be indicated in the notes thereto).

(b) Except as set forth in Section 4.07(b) of the NetGen Disclosure Schedule, neither NetGen nor any NetGen Subsidiary has any Liabilities of a nature required to be disclosed on a consolidated balance sheet or in the related notes thereto prepared in accordance with GAAP in a manner consistently applied with the NetGen Balance Sheet, other than Liabilities (i) that have been disclosed or accrued or reserved for in NetGen Balance Sheet, or (ii) that have been incurred in the ordinary course of business since the date thereof. Neither NetGen nor any NetGen Subsidiary is a party to, or has any commitment to become a party to, any off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate on the other hand), including any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(c) To the knowledge of each of the Seller Parties, (x) the systems of internal accounting controls maintained by NetGen are sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (y) NetGen has made available to NetScout in the Dataroom copies of all written policies with respect to NetGen internal accounting controls as of the date hereof.

4.08 Absence of Certain Transactions.

Except as set forth in Section 4.08 of the NetGen Disclosure Schedule and except for the transactions expressly contemplated hereby, since the NetGen Balance Sheet Date, NetGen and NetGen Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practices. Since the NetGen Balance Sheet Date to the date hereof, there have not occurred any events, changes, effects or developments that, individually or in the aggregate, have had a Material Adverse Effect. Except as set forth in Section 4.08 of the NetGen Disclosure Schedule, since the NetGen Balance Sheet Date to the date hereof:

(i) Neither NetGen nor any NetGen Subsidiary has (a) declared or paid any dividend or made any other distribution with respect to NetGen Stock or the capital stock of any NetGen Subsidiary (other than dividends or distributions made by any NetGen Subsidiary to NetGen), (b) redeemed, purchased, canceled or otherwise acquired, directly or indirectly, any outstanding shares of NetGen Stock or any shares of capital stock of any NetGen Subsidiary (other than repurchases or acquisitions of NetGen Stock from management pursuant to subscription agreements entered into with such members of management), or (c) split, combined or reclassified any shares of NetGen Stock or any shares of capital stock of any NetGen Subsidiary or issued or authorized the issuance of any other securities in respect of, in lieu of or in substitution for shares of, shares of NetGen Stock or any shares of capital stock of any NetGen Subsidiary;

(ii) Neither NetGen nor any NetGen Subsidiary has merged or consolidated with any other Person or reorganized, restructured, recapitalized, liquidated or filed a voluntary petition in bankruptcy;

(iii) Neither NetGen nor any NetGen Subsidiary has incurred any obligation for borrowed money or entered into or modified any Material Contract with respect to borrowed money.

(iv) Neither NetGen nor any NetGen Subsidiary has granted any increase in compensation to any salaried employees or paid any bonus, except for (a) increases in the ordinary course of business or in accordance with existing Employee Plans (including in connection with promotions), (b) equity awards granted in the ordinary course of business and set forth in Section 4.03(b) of the NetGen Disclosure Schedule and (c) other bonuses that do not exceed $10,000 individually or $50,000 in the aggregate;

(v) Other than provision of services or sales in the ordinary course of business, neither NetGen nor any NetGen Subsidiary has (a) sold, leased, transferred or otherwise disposed (other than to NetGen or any NetGen Subsidiary) of any of its assets having a net book value in excess of $50,000 individually or $200,000 in the aggregate, or (b) entered into, or consented to the entering into of, any agreement granting a preferential right to sell, lease or otherwise dispose of any of such assets;

(vi) Neither NetGen nor any NetGen Subsidiary has (a) incurred or committed to incur any capital expenditures other than capital expenditures that were contemplated as part of the Fiscal Year 2008 financial plan made available through the Dataroom; (b) acquired or agreed to acquire by merging or consolidating with, or acquired or agreed to acquire by purchasing a substantial portion of the assets of, or in any other manner, any business or Person; or (c) except with respect to (x) inventory purchased or to be purchased for resale to customers in the ordinary course of business, (y) acquisitions of equipment and supplies in the ordinary course of business or (z) as otherwise contemplated in the NetGen Fiscal Year 2008 financial plan made available through the Dataroom, acquired or agreed to acquire any other assets (excluding assets acquired pursuant to capital expenditures) or made any individual lease commitments involving payments in excess of $50,000 individually or $200,000 in the aggregate;

(vii) Neither NetGen nor any NetGen Subsidiary has made any material Tax election, settled or compromised any material Tax liability, filed any amended Tax Return with respect to any material Tax, entered into any closing agreement with respect to any material Tax, or surrendered any right to claim a material Tax refund;

(viii) Neither NetGen nor any NetGen Subsidiary has changed its accounting methods or method of Tax accounting in effect at December 31, 2006, except as required by GAAP or the Code, as applicable;

(ix) Neither NetGen nor any NetGen Subsidiary has paid or distributed any amount of cash to any of the Sponsors; and

(x) Neither NetGen nor any NetGen Subsidiary has agreed or committed to do any of the foregoing.

4.09 Taxes.

(a) Except as disclosed on Section 4.09 of the NetGen Disclosure Schedule,

(i) all Tax Returns that are required to be filed (taking into account all extensions) for, by, on behalf of or with respect to NetGen or any NetGen Subsidiary have been filed with the applicable Governmental Entity when due and all such Tax Returns were correct and complete in all material respects and were prepared in accordance with all applicable Tax Laws;

(ii) none of such Tax Returns are now under audit or examination by any Governmental Entity, and no such Tax audits or examinations are pending or, to a Seller Party’s knowledge, threatened;

(iii) each of NetGen and each NetGen Subsidiary has paid when due all Taxes due and payable, or has made adequate provision therefor in the NetGen Balance Sheet; the accrued and unpaid Taxes of NetGen and NetGen Subsidiaries did not, as of the NetGen Balance Sheet Date, exceed the reserve for actual Taxes (as opposed to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) as shown on the NetGen Balance Sheet;

(iv) there are no liens for Taxes upon any asset of NetGen or any NetGen Subsidiary other than Permitted Liens;

(v) there are no outstanding agreements or waivers extending the statutory period of limitations applicable to the Tax Returns of NetGen or any NetGen Subsidiary, and neither NetGen nor any NetGen Subsidiary has requested or received any extension of time within which to file any Tax Return, which Tax Return has not yet been filed;

(vi) NetGen and each NetGen Subsidiary has, within the time and manner prescribed by Law, withheld, paid over and reported all Taxes required to have been withheld, paid and reported in connection with the amounts paid or owing to any employee, independent contractor, creditor, stockholder, and any other Person, whether or not related to NetGen or any NetGen Subsidiary;

(vii) neither NetGen nor any NetGen Subsidiary is a party to, is bound by or has any obligation under any Tax sharing agreement or similar arrangement;

(viii) neither NetGen nor any NetGen Subsidiary (i) is, or has been, a member of an affiliated group filing a consolidated federal income Tax Return other than a group the common parent of which is NetGen, nor (ii) has any liability for the Taxes of any entity under Treas. Reg. § 1.1502-6 (or any similar provision of Law), or as a transferee or successor, by contract or otherwise;

(ix) neither NetGen nor any NetGen Subsidiary will be required to include any adjustment in taxable income for any tax period (or portion thereof) (i) pursuant to Section 481 of the Code (or any comparable provision of state or foreign Tax laws), (ii) pursuant to any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign income Tax law), (iii) as a result of any deferred intercompany gain described in Treasury Regulation Sections 1.1502-13 or any excess loss account described in Treasury Regulation Sections 1.1502-19 or 1.1502-32 (or any corresponding or similar provision or administrative rule of federal, state, local or foreign income tax law), or (iv) as a result of any prepaid amount received on or prior to the Closing Date;

(x) none of NetGen or any NetGen Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (x) any excess “parachute payments” within the meaning of Section 280G of the Code (without regard to the exceptions set forth in Sections 280G(b)(4) and 280G (b)(5) of the Code) as a result of the transactions contemplated under this Agreement, or (y) any amount for which a deduction would be disallowed or deferred under Section 162 or Section 404 of the Code;

(xi) all stock options granted by NetGen or any NetGen Subsidiary were granted at exercise prices at least equal to the fair market value of the NetGen common stock underlying such stock options on the date of grant, and all stock appreciation rights granted by NetGen or such NetGen Subsidiary were granted with a base price at least equal to the fair market value of the underlying Abram’s common stock on the date of grant;

(xii) none of NetGen or any NetGen Subsidiary has ever participated in any “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2); and

(xiii) none of NetGen or any NetGen Subsidiary has ever been either a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) with respect to a transaction that was described in, or intended to qualify as, a tax-free transaction pursuant to Sections 355 or 356 of the Code.

(b) Section 4.09(b) of the NetGen Disclosure Schedule contains a list of each jurisdiction in which NetGen or any NetGen Subsidiary files a federal, state or foreign country income Tax Return. No claim which currently remains unresolved has been made by an authority in a jurisdiction where NetGen or any NetGen Subsidiary does not file Tax Returns that NetGen or such Subsidiary currently is, has been, or may be subject to taxation by that jurisdiction.

(c) Section 4.09(c) of the NetGen Disclosure Schedule contains a list of all Tax exemptions and Tax holidays that NetGen and each NetGen Subsidiary has in any jurisdiction as of the date of this Agreement, if any, and each is in substantial compliance as of the date of this Agreement with all terms and conditions required to maintain such Tax exemption and Tax holiday, and the consummation of the Merger will not have any adverse effect on the continuing validity and effectiveness of any such Tax exemption or Tax holiday.

(d) Section 4.09(d) of the NetGen Disclosure Schedule contains a list of all federal, state, local and foreign statements of deficiencies assessed against or agreed to by NetGen or any NetGen Subsidiary, in each case, filed or received since January 1, 2003.

For purposes of this Section 4.09, any reference to a Person shall be deemed to include each of such Person’s subsidiaries disregarded for tax purposes, if any, and any entity that merged or was liquidated into such Person. For purposes of this Agreement, “Taxes” mean all United States federal, state, local or foreign income, profits, estimated, gross receipts, windfall profits, environmental (including taxes under Code Section 59A), severance, property, intangible property, occupation, production, sales, use, license, excise, emergency excise, franchise, capital gains, capital stock, employment, withholding, social security (or similar), disability, transfer, registration, stamp, payroll, goods and services, value added, alternative, estimated or add-on minimum tax, or any other tax, custom, duty or governmental fee, or other like assessment or charge of any kind whatsoever, together with any interest, penalties, fines, related liabilities or additions to tax that may become payable in respect thereof imposed by any Governmental Entity, whether disputed or not. For purposes of this Agreement, “Tax Return” means any return, declaration, report or similar statement required to be filed with respect to any Taxes (including any attached schedules) including any information return, claim for refund, amended return or declaration of estimated Tax.

4.10 Litigation. Except as set forth in Section 4.10 of the NetGen Disclosure Schedule, as of the date of this Agreement, (i) there are no Proceedings pending with respect to NetGen or any NetGen Subsidiary, (ii) to each Seller Party’s knowledge, there are no Proceedings threatened against NetGen or any NetGen Subsidiary by or before any Governmental Entity or by any Person; and (iii) neither NetGen nor any NetGen Subsidiary is a party to or bound by any Judgment. Since February 1, 2007 through the date hereof, to each Seller Party’s knowledge, no customer that represented one of the top 20 end-user customers of NetGen and its Subsidiaries based on bookings for the fiscal year ended January 31, 2007 has stopped or indicated an intention to stop doing business with NetGen and its Subsidiaries.

4.11 Environmental Matters.

(a) (i) NetGen and each NetGen Subsidiary have at all times been, and are, in compliance with all applicable Environmental Laws, including requirements of Environmental Permits; and (ii) NetGen and NetGen Subsidiaries have all Environmental Permits required for the operation of their business as it is currently conducted. All such Environmental Permits are in full force and effect and have not been repealed and there is no Proceeding pending or, to the knowledge of any Seller Party, threatened, which would reasonably be expected to lead to the revocation, amendment, failure to renew, or suspension of any such Environmental Permit. Each of NetGen and each NetGen Subsidiary has filed when due all materially accurate and complete applications necessary to timely renew such Environmental Permits and all materially accurate and complete documents required to be filed with any Governmental Entity in connection with such Environmental Permits.

(b) There are no outstanding or, to any Seller Party’s knowledge, threatened claims notices, demands, citations, summonses, complaints, orders, penalties, consent decrees or judgments against NetGen or any NetGen Subsidiary with respect to any alleged violation of or liability asserted under any Environmental Law or relating to the presence, generation, transportation, treatment, storage or disposal of Hazardous Materials. Neither NetGen nor any NetGen Subsidiary has received any written request for information from any Governmental Entity regarding the disposal or release of Hazardous Materials at any location.

(c) Neither NetGen, any NetGen Subsidiary, nor, to any Seller Party’s knowledge, any other Person has disposed of, spilled, or otherwise released any Hazardous Materials at any owned property, any Leased Premises or any property formerly owned, leased or operated by NetGen or any NetGen Subsidiary, other than in compliance with Environmental Laws and Hazardous Materials are not otherwise present at such properties in amounts or conditions that would reasonably be expected to result in liability under Environmental Law and none of NetGen and NetGen Subsidiaries has stored, released, disposed, treated, transported or arranged for the disposal, treatment or transport of Hazardous Materials at any other location which would reasonably be expected to result in liability under Environmental Law.

(d) The Seller Parties have made available to NetScout true, correct and complete copies of all material reports, studies, and analyses that are in the possession, custody or control of NetGen or any NetGen Subsidiary and relate to compliance by NetGen or any NetGen Subsidiary with Environmental Law or contamination by Hazardous Materials as they relate to the Leased Premises.

(e) Neither NetGen nor any NetGen Subsidiary has retained or assumed by contract any liability or responsibility for any environmental claims or conditions, except pursuant to leases of real estate entered into in the ordinary course of business.

(f) Completion of the transaction contemplated by this Agreement does not require notification to or permission of any Governmental Entity pursuant to any so-called “transaction trigger” or other Environmental Law.

4.12 Leased Premises.

(a) Schedule 4.12 identifies by street address, all material real estate leased by NetGen or any NetGen Subsidiary as of the date hereof (the “Leased Premises”). True and complete copies of all the leases (including all written amendments thereto) for the Leased Premises identified in Section 4.12 of the NetGen Disclosure Schedule have been made available to NetScout through the Dataroom. Neither NetGen nor any NetGen Subsidiary owns any real property. The Leased Premises are leased to NetGen or such NetGen Subsidiary pursuant to written leases, true and complete copies of which (together with all amendments thereto) have been made available to NetScout through the Dataroom. Neither NetGen nor any NetGen Subsidiary is in material default under any material term of any lease or any declaration, restriction, covenant, option agreement or right of first refusal relating to the Leased Premises, nor, to the knowledge of any Seller Party, do any state of facts exist which with the passage of time would constitute a material default of NetGen or any NetGen Subsidiary under any material term of any lease or any declaration, restriction, covenant, option agreement or right of first refusal relating to the Leased Premises. NetGen or an NetGen Subsidiary has good and valid leasehold title to the Leased Premises, free and clear of all Liens, except Permitted Liens.

(b) NetGen or an NetGen Subsidiary has good and merchantable title to all personalty of any kind or nature owned by NetGen or an NetGen Subsidiary, free and clear of all Liens, except for Permitted Liens. NetGen or an NetGen Subsidiary as lessee has the right under valid and subsisting leases to use, possess and control all personalty leased by and material to NetGen or such NetGen Subsidiary as now used, possessed and controlled by NetGen or such NetGen Subsidiary.

4.13 Condition of Property. All buildings, machinery, equipment and other tangible assets currently being used by NetGen or any NetGen Subsidiary which are owned or leased by NetGen or any NetGen Subsidiary are in good operating condition, maintenance and repair, ordinary wear and tear and casualty damage excepted.

4.14 Contracts. Section 4.14 of the NetGen Disclosure Schedule is a complete list of all of the following written contracts, agreements, commitments, leases, sales contracts and other agreements to which NetGen or any of NetGen Subsidiaries is a party as of the date of this Agreement: (i) customer agreements with the top-50 end users of NetGen’ products based on consolidated bookings of NetGen for the fiscal year ended January 31, 2007; (ii) customer agreements with the top-30 resellers and distributors of NetGen’ products based on consolidated bookings of NetGen for the fiscal year ended January 31, 2007; (iii) agreements which provide for the acquisition, issuance or transfer of any securities of NetGen or any NetGen Subsidiary other than this Agreement, the NetGen Stock Options, the NetGen SARs and the NetGen Deferred Share Awards, (iv) agreements which create Liens on assets of NetGen or any of NetGen Subsidiaries as security for indebtedness for borrowed money, (v) agreements with any stockholder of NetGen that is the record and beneficial owner of more than 5% of the voting stock of NetGen (or any Affiliate of any such stockholder), (vi) all agreements with a labor union, (vii) any agreement that limits the ability of NetGen or any NetGen Subsidiary to compete in any line of business with any Person or in any geographic area or (viii) excluding agreements with end-user customers and customer agreements with resellers and distributors, any other agreement pursuant to which NetGen recorded consolidated bookings or incurred expenditures of more than $200,000 during NetGen’ fiscal year ended January 31, 2007 (all agreements, arrangements or commitments required to be identified in Section 4.14 of the NetGen Disclosure Schedule being hereinafter referred to as the “Material Contracts”). True and complete copies of all the Material Contracts (including all written amendments thereto) identified in Section 4.14 of the NetGen Disclosure Schedule have been made available to NetScout through the Dataroom to the extent customer agreements exist (for the avoidance of doubt, it is understood that certain of the Material Contracts previously have been made available to only specified employees and representatives of NetScout). All Material Contracts (whether or not represented by customer agreements) are valid and existing, and NetGen and NetGen Subsidiaries, have duly performed their obligations thereunder in all material respects to the extent such obligations have accrued, and no material breach or default thereunder by NetGen or any NetGen Subsidiary has occurred and is continuing. Neither NetGen nor any NetGen Subsidiary is party to any Material Contract which grants the counterparty any “most favored nations” rights. The Material Contracts listed on Section 4.14 of the NetGen Disclosure Schedule represent at least 50% of the consolidated bookings for NetGen for the fiscal year ended January 31, 2007.

4.15 Employee and Labor Matters and Plans.

(a) For purposes of this Agreement, an “Employee Plan” means each of the following plans, policies, arrangements and contracts which is sponsored, maintained or contributed to by NetGen or any NetGen Subsidiary, or, in the case of any “employee pension plan” (as defined in Section 3(2) of ERISA), an ERISA Affiliate, for the benefit of, or pursuant to which there is any liability to, any current or former employee, director or officer: (i) any “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, whether or not subject to the provisions of ERISA; and (ii) any other employment, consulting, collective bargaining, stock option, stock bonus, stock purchase, phantom stock, incentive, bonus, deferred compensation, retirement, severance, change-in-control, fringe, insurance, disability, post-employment (including compensation, pension, health, medical or life insurance or other benefits), vacation, medical or dental contract, policy or arrangement which is not an employee benefit plan as defined in Section 3(3) of ERISA. Section 4.15(a) of the NetGen Disclosure Schedule lists as of the date hereof each Employee Plan that is maintained in the United States or covers any current or former employee, director or officer working in the United States and each material Employee Plan that is maintained outside of the United States.

(b) With respect to each Employee Plan identified on Section 4.15(a) of the NetGen Disclosure Schedule, except as set forth in Section 4.15(b) of the NetGen Disclosure Schedule, NetGen has made available to NetScout true and complete copies (including amendments) of each existing contract, plan document and summary plan description (including any related trust agreement or insurance company contract), plus a copy of the most recent determination letter, if applicable, and a copy of the most recent Form 5500. Except as set forth in Section 4.15(b) of the NetGen Disclosure Schedule, there have been no amendments to, written interpretations of or announcements by NetGen or any NetGen Subsidiary published to employees relating to, or any changes in employee participation or coverage under, any Employee Plan that would increase materially the expense of maintaining such Employee Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof, for which financial statements have been provided.

(c) Each Employee Plan has been maintained in compliance in all respects with its terms and the requirements prescribed by any and all applicable statues, orders, rules and regulations, including, but not limited to, ERISA and the Code. Except as set forth in Section 4.15(c) of the NetGen Disclosure Schedule,, with respect to each Employee Plan, (1) no actions, suits or claims (other than routine claims for benefits in the ordinary course) have been initiated, or to any Seller Party’s knowledge, threatened (2) to any Seller Party’s knowledge, there are no facts or circumstances that would reasonably be expected to form the basis of any such actions, suits or claims, (3) there are no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other Governmental Entities in progress or pending, or, to any Seller Party’s knowledge, or threatened, and (4) all contributions required to be made with respect to any Employee Plan have been timely made. With respect to each Employee Plan which is an “employee benefit plan:” within the meaning of Section 3(3) ERISA or which is a “plan” within the meaning of Section 4975(e) of the Code, there has occurred no transaction which is prohibited by Section 406 of ERISA or which constitutes a “prohibited transaction” under Section 4975(c) of the Code and with respect to which a prohibited transaction exemption has not been granted and is not currently in effect.

(d) Section 4.15(d) of the NetGen Disclosure Schedule identifies each funded Employee Plan which is an employee pension plan within the meaning of Section 3(2) of ERISA (including a multi-employer plan within the meaning of Section 3(37) of ERISA). With respect to each Employee Plan that is intended to be qualified within the meaning of Section 401(a) of the Code, (i) a favorable IRS determination letter has been received and, since the date of such IRS submission, nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause the loss of such qualification; (ii) there has been no termination or partial termination within the meaning of Section 411(d)(3) of the Code; and (iii) no such Employee Plan is covered by Title IV of ERISA. No Employee Plan is a “multi-employer plan” (as defined in Section 3(37) of ERISA) and neither NetGen nor any NetGen Subsidiary has sponsored or contributed to any multiemployer plan at any time during the six-year period ending on the date hereof.

(e) Each Employee Plan which is a non-qualified deferred compensation plan within the good faith meaning of Section 409A of the Code has been operated and maintained at all times in compliance with Section 409A of the Code.

(f) Except as otherwise contemplated by Article II of this Agreement or as set forth in either Section 4.15(f) of the NetGen Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not entitle any employee, officer or director to receive severance or other compensation or benefits from NetGen or any NetGen Subsidiary which would not otherwise be payable absent the consummation of the transactions contemplated by this Agreement or cause the acceleration of the time of payment or vesting of any award or entitlement under any Employee Plan, whether or not such occurrence would constitute a parachute payment within the meaning of Code Section 280G, and whether or not another subsequent action or event (or lack thereof) in addition to the transactions contemplated hereby would be required to trigger such occurrence.

(g) To each Seller Party’s knowledge, since December 31, 2006, there have been no governmental audits of the equal employment opportunity practices of NetGen or any NetGen Subsidiary. To each Seller Party’s knowledge, there are no unfair labor practice charges or complaints against NetGen or any NetGen Subsidiary pending before the National Labor Relations Board or strikes, disputes, slowdowns or stoppages pending or threatened against or involving NetGen or any NetGen Subsidiary.

(h) Except as set forth in Section 4.15(h) of the NetGen Disclosure Schedule (i) neither NetGen nor any NetGen Subsidiary is a party to or bound by, any collective bargaining agreement with a labor union or labor organization; (ii) there is no labor practice proceeding or labor arbitration proceeding pending, or to any Seller Party’s knowledge, threatened against NetGen or any NetGen Subsidiary; and (iii) to any Seller Party’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made.

(i) The Seller Parties have made available to NetScout accurate and complete copies of all material United States and non-United States employee manuals and handbooks as of the date hereof and a copy of the current new hire orientation package relating to the employment of the United States and non-United States employees of NetGen and NetGen Subsidiaries as of the date hereof.

(j) Neither NetGen nor any NetGen Subsidiary has since January 1, 2006 engaged in any unfair labor practice of any nature. Except as set forth in Section 4.15(j) of the NetGen Disclosure Schedule, there are no actions, suits, claims, labor disputes or grievances pending against NetGen or its Subsidiaries or, to the knowledge of any Seller Party, threatened against NetGen or its Subsidiaries relating to any labor, safety or discrimination matters involving any NetGen Employee, including charges of unfair labor practices or discrimination complaints.

4.16 Insurance Policies. Section 4.16 of the NetGen Disclosure Schedule contains a summary description of all material insurance policies of NetGen and NetGen Subsidiaries and each such policy is in full force and effect. All premiums with respect to the insurance policies listed in Section 4.16 of the NetGen Disclosure Schedule which are due and payable prior to the Effective Time have been paid or will be paid prior to the Effective Time, and no written notice of cancellation or termination has been received by NetGen or any NetGen Subsidiary with respect to any such policy. To each Seller Party’s knowledge, there are no pending claims against such insurance by NetGen or any NetGen Subsidiary as to which the insurers have denied coverage or otherwise reserved rights.

4.17 Intellectual Property.

(a) Section 4.17(a) of the NetGen Disclosure Schedule lists, as of the date hereof, (i) each patent, patent application, copyright registration or application therefor, mask work registration or application therefor, and trademark, service mark and domain name registration or application therefor of NetGen or any NetGen Subsidiary and (ii) each current Customer Deliverable of NetGen or any NetGen Subsidiary. As used in this Agreement, “Customer Deliverables” shall mean (a) the products, including Software, that NetGen or any NetGen Subsidiary (i) currently manufactures, markets, sells or licenses, or (ii) has manufactured, marketed, sold or licensed within the previous three years and (b) the material services that NetGen or any NetGen Subsidiary currently provides.

(b) Each of NetGen and the NetGen Subsidiaries has exclusive ownership of, free of all Liens (except for Permitted Liens and as set forth in Section 4.17(b) of the NetGen Disclosure Schedule), all patents, trademarks and any other Intellectual Property purported to be owned by it and included in the NetGen Intellectual Property. Each of NetGen and the NetGen Subsidiaries has the right to use all other NetGen Intellectual Property. Each item of NetGen Intellectual Property and any rights associated therewith will be owned or available for use by the Surviving Corporation immediately following the Closing on substantially identical terms and conditions as they existed immediately prior to the Closing. NetGen or the appropriate NetGen Subsidiary has taken commercially reasonable measures to protect the proprietary nature of each item of NetGen Intellectual Property, and to maintain in confidence all trade secrets and confidential information, that it owns. No other person or entity (i) has any rights to any of the NetGen Intellectual Property owned by NetGen or the NetGen Subsidiaries (except pursuant to agreements (other than joint development or similar agreements) entered into in the ordinary course of business or other agreements set forth in Section 4.17(d) Disclosure Schedule), or (ii) to the knowledge of each Seller Party, is infringing, violating or misappropriating any of the NetGen Intellectual Property.

(c) None of the Customer Deliverables, or the making, using, selling, offering to sell, importing, marketing, distribution, or provision thereof, infringes or violates, or constitutes a misappropriation of, any patent, trademark, copyright, trade secret or other Intellectual Property rights of any person or entity. To the knowledge of each Seller Party, Section 4.17(c) of the NetGen Disclosure Schedule lists any written complaint, claim or notice, or threat thereof, received by NetGen or any NetGen Subsidiary, since July 16, 2004, alleging any such infringement, violation or misappropriation; and NetGen has delivered or made available to NetScout complete and accurate copies of all written documentation in the possession of NetGen or any NetGen Subsidiary relating to any such complaint, claim, notice or threat. Each Seller Party has delivered or made available to NetScout complete and accurate copies of all material written documentation in such Seller Party’s possession as of the date hereof relating to claims or disputes known to such Seller Party concerning any NetGen Intellectual Property and arising since July 16, 2004.

(d) Section 4.17(d) of the NetGen Disclosure Schedule identifies as of the date hereof each Person to which NetGen or an NetGen Subsidiary has licensed (or cross-licensed), distributed or otherwise granted any rights with respect to, any Intellectual Property owned by NetGen or a Subsidiary, excluding licenses and sales by NetGen or an NetGen Subsidiary entered into in the ordinary course of business.

(e) Section 4.17(e) of the NetGen Disclosure Schedule identifies as of the date hereof each item of NetGen Intellectual Property which NetGen or any NetGen Subsidiary has licensed (or cross-licensed) from a third party, and the license or agreement pursuant (each a “License Agreement”) to which NetGen or an NetGen Subsidiary uses it (excluding (i) off-the-shelf or commercially downloadable software programs or (ii) licenses of Intellectual Property used for the internal purposes of NetGen and its Subsidiaries and involving license payments of less than $75,000 per year). True and complete copies of all the License Agreements (including all written amendments thereto) with respect to the NetGen Intellectual Property identified in Section 4.17(e) of the NetGen Disclosure Schedule have been made available to NetScout through the Dataroom.

(f) Section 4.17(f) of the NetGen Disclosure Schedule lists as of the date hereof all Open Source Materials that NetGen or an NetGen Subsidiary has distributed and the Customer Deliverables with which it has been distributed. Neither NetGen nor any NetGen Subsidiary has (i) incorporated any Open Source Materials into, or combined Open Source Materials with, any Customer Deliverables, (ii) distributed Open Source Materials in connection with any Customer Deliverables, or (iii) used Open Source Materials that (with respect to either clause (i), (ii) or (iii) above) (A) create, or purport to create, obligations for NetGen or a Subsidiary with respect to software developed or distributed by NetGen or an NetGen Subsidiary or (B) grant, or purport to grant, to any third party any rights or immunities under intellectual property rights. Without limiting the generality of the foregoing, neither NetGen nor any NetGen Subsidiary has distributed any Open Source Materials that require, as a condition of distribution of such Open Source Materials, that other software incorporated into, derived from or distributed with such Open Source Materials be (1) disclosed or distributed in source code form, (2) licensed for the purpose of making derivative works, or (3) redistributable at no charge.

(g) Neither NetGen nor any NetGen Subsidiary has disclosed the source code for the Software or other confidential information constituting, embodied in or pertaining to the Software to any person or entity, except (i) to employees who have executed confidentiality agreements, (ii) to independent contractors that have executed, or whose employer has executed, a confidentiality agreement with NetGen or an NetGen Subsidiary or (iii) pursuant to the agreements listed in Section 4.17(g) of the NetGen Disclosure Schedule, and NetGen or such NetGen Subsidiary has taken commercially reasonable measures to prevent disclosure of such source code. Neither NetGen nor any NetGen Subsidiary has deposited into escrow with any third party the source code for the Software nor do they have any obligation to do so, contingent or otherwise.

(h) The Software products included among the Customer Deliverables substantially conform to any published specifications therefor.

4.18 Permits. NetGen and NetGen Subsidiaries have all Permits (exclusive of any Environmental Permits and Permits with respect to state or local sales, use or other Taxes) necessary to conduct their business. All of the Permits are in full force and effect, and there is no proceeding or investigation pending, or to the knowledge of any Seller Party, threatened which would reasonably be expected to lead to the revocation, amendment, failure to renew or suspension of any such Permit. Each of NetGen and each NetGen Subsidiary has filed when due all documents required to be filed with any Governmental Entity in connection with such Permits and all such filings were accurate and complete in all material respects.

4.19 Compliance with Laws. Neither NetGen nor any NetGen Subsidiary is in violation of or has violated or failed to comply with, any Law (other than Environmental Laws, ERISA and Laws with respect to Taxes which are addressed elsewhere in Article IV) applicable to its business or operations.

4.20 Brokerage Fees. No Seller Party has retained any financial advisor, broker, agent or finder or agreed to pay a financial advisor, broker, agent or finder on account of this Agreement or any transaction contemplated hereby or any transaction of like nature except for Evercore Partners. A true and complete copy of the engagement letter between Evercore Partners and NetGen has been made available to NetScout.

4.21 Affiliate Agreements. Except as set forth in Section 4.21 of the NetGen Disclosure Schedule, there are no oral or written agreements between, on the one hand, NetGen or any NetGen Subsidiary and, on the other hand, (i) any officer or director of NetGen or any NetGen Subsidiary; (ii) any record or beneficial owner of more than 5% of the voting stock of NetGen, or (iii) any Affiliate of any such officer, director or record or beneficial owner, except, in the case of any of the foregoing, payment as compensation for services rendered by employees in the ordinary course of employment by NetGen or any NetGen Subsidiary or as otherwise provided pursuant to Employee Plans.

4.22 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV (as modified by the NetGen Disclosure Schedule), neither of the Seller Parties nor any other Person makes any other express or implied representation or warranty with respect to the Seller Parties, their subsidiaries or the transactions contemplated by this Agreement, and the Seller Parties disclaim any other representations or warranties, whether made by the Seller Parties or any of its Affiliates or representatives. Except for the representations and warranties contained in this Article IV (as modified by the NetGen Disclosure Schedule), each of the Seller Parties hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to NetScout or Merger Sub or their Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to NetScout or Merger Sub by any representative of the Seller Parties or any of their Affiliates and any of the information and documents contained in the Dataroom or otherwise provided to NetScout or Merger Sub).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF NETSCOUT AND MERGER SUB

Each of NetScout and Merger Sub hereby represents and warrants to NetGen that the statements contained in this Article V are true and correct, except as expressly set forth in the disclosure schedule of NetScout delivered to NetGen concurrently herewith (the “NetScout Disclosure Schedule”). The NetScout Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article V, and the disclosure in any section or paragraph shall qualify (a) the corresponding section or paragraph in this Article V and (b) the other sections and paragraphs in this Article V only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections and paragraphs.

5.01 Organization. Each of NetScout and each NetScout Subsidiary is a corporation or other entity duly organized, validly existing and (to the extent the concept of good standing is applicable to such entity) in good standing under the laws of the jurisdiction of its incorporation or organization and has full corporate power and authority to conduct its business as it is now being conducted and to own, operate or lease the properties and assets it currently owns, operates or holds under lease. Each of NetScout and each NetScout Subsidiary is duly qualified or licensed to do business and is in good standing as a foreign entity in each jurisdiction where such qualification or licensing is necessary. Merger Sub is a wholly owned Subsidiary of NetScout and was formed solely for the purpose of effecting the Merger, and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

5.02 Authorization. Each of NetScout and Merger Sub has all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements by NetScout and Merger Sub and the consummation by each of them of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action of the Board of Directors of NetScout and the equivalent governing body of Merger Sub, and no other corporate proceedings (including Stockholder Approvals) on the part of NetScout or Merger Sub are necessary to authorize the Merger, this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby. Each of this Agreement and the Ancillary Agreements has been duly and validly executed and delivered by NetScout and Merger Sub, and assuming due authorization, execution and delivery by each other party hereto, constitutes a legal, valid and binding obligation of NetScout and Merger Sub, enforceable against NetScout and Merger Sub in accordance with its terms, except as such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws relating to creditors’ rights generally, (ii) general principles of equity (whether applied in a proceeding at law or in equity) and (iii) any implied covenant of good faith and fair dealing.

5.03 No Violation. Except as set forth in Section 5.04 of the NetScout Disclosure Schedule, the execution and delivery of this Agreement and Ancillary Agreements by NetScout and Merger Sub do not, and the consummation by NetScout and Merger Sub of the transactions contemplated by this Agreement and Ancillary Agreements will not, (i) conflict with, or result in any violation of or default or loss of any benefit under, any provision of NetScout’s or any NetScout Subsidiary’s corporate charter or bylaws or equivalent organizational documents; (ii) subject to the matters described in Section 5.04, conflict with or result in any violation of or default or loss of any benefit under, any Law or Judgment of any Governmental Entity to which NetScout or any NetScout Subsidiary is a party or to which any of its property is subject; or (iii) conflict with, or result in a breach, termination (or right of termination) or violation of or default or loss of any benefit under the terms of any agreement, contract, indenture or other instrument to which NetScout or any NetScout Subsidiary is a party or to which any of its property is subject, or constitute a default or loss of any right thereunder or any event which, with the lapse of time or notice or both, might result in a default or loss of any right thereunder.

5.04 Consents. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements by NetScout and Merger Sub will not require any consent, approval, order, authorization or Permit of any Governmental Entity under any Law or Judgment, other than consents, approvals, orders, authorizations, Permits and Requisite Regulatory Approvals identified in the immediately following sentence of this Section 5.04. No declaration, filing or registration with any Governmental Entity is required by NetScout or any NetScout Subsidiary in connection with the execution and delivery of this Agreement and the consummation of transactions contemplated by this Agreement, except for (i) the filing of the Certificate of Merger as required by the DGCL and the Delaware LLC Act and the filing of appropriate documents with the relevant authorities of other states in which NetScout or any NetScout Subsidiary is qualified to do business, (ii) filings pursuant to the HSR Act and applicable foreign Antitrust Laws, and the expiration or termination of the applicable waiting period, and/or the receipt of any necessary approvals or consents, under the HSR Act and such applicable foreign Antitrust Laws, (iii) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate has not had and would not (x) impair in any material respect the ability of NetScout or Merger Sub to perform its obligations under this Agreement, or (y) prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements, or (iv) filings and notices not required to be made or given until after the Effective Time.

5.05 Capitalization.

(a) The authorized capital stock of NetScout consists of 150,000,000 shares of NetScout Common Stock and 5,000,000 shares of Preferred Stock, par value $.001 per share (the “NetScout Preferred Stock”). As of the date of this Agreement:

(i) 32,704,082 shares of NetScout Common Stock are issued and outstanding,

(ii) no shares of NetScout Preferred Stock are issued and outstanding,

(iii) NetScout Stock Options to purchase or otherwise acquire an aggregate 3,036,341 shares of NetScout Common Stock are issued and outstanding, and

(iv) Restricted stock units representing the right to receive an aggregate 564,437 shares of NetScout Common Stock (the “NetScout RSUs”) are issued and outstanding.

(b) All outstanding shares of NetScout Stock have been duly authorized, validly issued and are fully paid and non-assessable. Except for the NetScout Stock Options and NetScout RSUs or as set forth in Section 5.05(b) of the NetScout Disclosure Schedule, there are no authorized or outstanding options, warrants, convertible securities, calls, rights, commitments, preemptive rights or agreements or instruments or understandings of any character, to which NetScout is a party or by which NetScout is bound, obligating NetScout to issue, deliver or sell, or cause to be issued, delivered or sold, contingently or otherwise, additional shares of NetScout Stock or any securities or obligations convertible into or exchangeable for such shares or to grant, extend or enter into any such option, warrant, convertible security, call, right, commitment, preemptive right or agreement. None of NetScout or any of its Subsidiaries is a party to any agreement granting registration rights in respect of the securities thereof. No bonds, notes or other indebtedness having the right to vote on matters on which stockholders may vote are issued or outstanding. None of NetScout or any of its Subsidiaries has incurred any indebtedness for borrowed money, and none of them or any of their properties, assets or rights are subject to any Liens, other than Permitted Liens. A true and complete copy of the SVB Agreement, including all exhibits, schedules and amendments thereto, has been made available to the Seller Parties prior to the date hereof.

(c) All equity plans of NetScout (including all forms of equity award agreements) have been made available to NetGen prior to the date hereof. All NetScout Stock Options were granted at exercise prices at least equal to the fair market value thereof on the date of grant.

5.06 Litigation. Except as set forth in Section 5.06 of the NetScout Disclosure Schedule and, as of the date of this Agreement, (i) there are no Proceedings pending with respect to NetScout or any NetScout Subsidiary, (ii) to NetScout’s knowledge, there are no Proceedings threatened against NetScout or any NetScout Subsidiary by or before any Governmental Entity or by any Person; and (iii) neither NetScout nor any NetScout Subsidiary is a party to or bound by any Judgment. Since April 1, 2007 through the date hereof, to NetScout’s knowledge, no customer that represented one of the top 20 customers of NetScout and its Subsidiaries based on revenue for the fiscal year ended March 31, 2007 has stopped or indicated an intention to stop doing business with NetScout and its Subsidiaries.

5.07 Employee Benefits and Labor Matters. No NetScout Employee Plan is or has ever been subject to Title IV of ERISA or is or has ever been a “multiemployer plan” (as defined in Section 3(37) of ERISA), and neither NetScout nor any of its Subsidiaries has sponsored, contributed to or had any liability with respect to any multiemployer plan at any time during the six-year period ending on the date of this Agreement. There is no labor dispute, strike or work stoppage against NetScout or any of its Subsidiaries pending or, to the knowledge of NetScout, threatened which may interfere with the business activities of NetScout or any of its Subsidiaries, except where such dispute, strike or work stoppage is not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect. Neither NetScout nor any of its Subsidiaries has any material collective bargaining agreements relating to its employees. There is no material labor union organizing activity pending or, to the knowledge of NetScout, threatened with respect to NetScout or any of its Subsidiaries.

5.08 Brokerage Fees and Fairness Opinion. Neither NetScout nor Merger Sub has retained any financial advisor, broker, agent or finder or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or any transaction contemplated hereby or any transaction of like nature except for Kaufman Brothers and Americas Growth Capital, the fees of which will be paid by NetScout. America’s Growth Capital has delivered to the Board of Directors of NetScout an opinion to the effect that, as of the date of such opinion, and subject to the assumptions, qualifications and limitations set forth therein, the Total Consideration is fair, from a financial point of view, to NetScout. An executed copy of such opinion has been delivered by NetScout to NetGen.

5.09 SEC Filings.

(a) NetScout has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since April 1, 2006 (all such forms, reports, statements, certificates and other documents filed since April 1, 2006, collectively, the “NetScout SEC Reports”). Each of the NetScout SEC Reports, as amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder and the Exchange Act and the rules and regulations promulgated thereunder, each as in effect on the date so filed. None of the NetScout SEC Reports contained, when filed or, if amended prior to the date hereof, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the financial statements contained in the NetScout SEC Reports (i) present fairly in all material respects the consolidated financial condition and results of operations of NetScout and the NetScout Subsidiaries as of the dates thereof or for the periods covered thereby, except as otherwise noted therein (subject, in the case of the unaudited financial statements, to normal year-end adjustments and the absence of footnotes) and (ii) have been prepared in accordance with GAAP for the periods involved (except as may be indicated in the notes thereto or as described in Section 5.09(b) of the NetScout Disclosure Schedule).

(c) Neither NetScout nor any NetScout Subsidiary has any Liabilities of a nature required to be disclosed on a consolidated balance sheet or in the related notes thereto prepared in accordance with GAAP in a manner consistently applied with the most recent balance sheet included in the NetScout SEC Reports filed with the SEC prior to the date hereof (the “NetScout Balance Sheet”), other than Liabilities (i) that have been disclosed or accrued or reserved for in the NetScout Balance Sheet, (ii) that have been incurred in the ordinary course of business since the date thereof or (iii) that, individually or in the aggregate, would not result in a Material Adverse Effect.

(d) Except for the transactions expressly contemplated hereby, since the date of the NetScout Balance Sheet, NetScout and the NetScout Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practices. Since the date of the NetScout Balance Sheet to the date hereof, there have not occurred any events, changes, effects or developments that, individually or in the aggregate, have had a Material Adverse Effect. As of the date hereof, except for the transactions with the Seller Parties contemplated by this Agreement, none of NetScout, any NetScout Subsidiary or any Representative of any of the foregoing is involved in negotiations with any other Person with respect to any acquisition of or investment in a corporation, joint venture or other entity (other than any investment by NetScout or any NetScout Subsidiary in any wholly-owned Subsidiary thereof), by purchase or other acquisition of stock or other equity interests or assets, including by merger, consolidation or other business combination or by contribution to capital, in any case in excess of $25 million (a “Significant Acquisition”).

5.10 Issuance of NetScout Common Stock. All shares of NetScout Common Stock that are issued to NetGen Stockholders pursuant to this Agreement have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, (i) will be duly and validly issued, free and clear of any Liens and pre-emptive or similar rights under any Contract or Law, fully paid and non-assessable, (ii) subject to the accuracy of the representations in the Letter of Transmittal, will be issued and delivered in compliance with all applicable legal requirements (including federal and state securities laws), and (iii) will be entitled to all rights, preferences and privileges described in NetScout’s organizational documents (true and complete copies of which have been made available to NetGen prior to the date hereof). All corporate action (including Stockholder Approvals) on the part of the NetScout by its officers, directors and stockholders necessary for the authorization and issuance of NetScout Common Stock to the NetGen Stockholders in accordance with the terms of this Agreement has been taken, and no further consent or authorization of NetScout, its directors, stockholders, any Governmental Entity or organization or any other person or entity is required.

5.11 NetScout Common Stock Registration; Listing. NetScout currently meets the continuing eligibility requirements for listing on the Nasdaq Global Market, and NetScout has not received any notice from Nasdaq, the NASD or any other Person that it may not currently satisfy such requirements or that such continued listing of the NetScout Common Stock on the Nasdaq Global Market is in any way threatened. NetScout has taken no action designed to, or which, to NetScout knowledge, may have the effect of, terminating the registration of the NetScout Common Stock under the Exchange Act or the delisting of the NetScout Common Stock from the Nasdaq Global Market. NetScout has not taken any actions that would reasonably be expected to result in the integration of the issuance of shares of NetScout Common Stock pursuant to this Agreement with any other issuance of shares of NetScout Common Stock, or Securities exercisable or exchangeable for, or convertible into, NetScout Common Stock.

5.12 Intellectual Property. Each of NetScout and the NetScout Subsidiaries has exclusive ownership, free of all Liens (other than Permitted Liens), of all patents, trademarks and any other Intellectual Property purported to be owned by it and included in the NetScout Intellectual Property. Each of NetScout and the NetScout Subsidiaries has the right to use all other NetScout Intellectual Property. NetScout or the appropriate NetScout Subsidiary takes and has taken commercially reasonable measures to protect the proprietary nature of each item of NetScout Intellectual Property, and to maintain in confidence all trade secrets and confidential information, that it owns. No other person or entity (i) has any rights to any of the NetScout Intellectual Property owned by NetScout or the NetScout Subsidiaries (except pursuant to agreements with customers entered into in the ordinary course of business), or (ii) to the knowledge of NetScout, is infringing, violating or misappropriating any of the NetScout Intellectual Property. Neither the use of the NetScout Intellectual Property nor the conduct of their respective businesses infringes or violates, or constitutes a misappropriation of, any patent, trademark, copyright, trade secret or other Intellectual Property rights of any person or entity. Neither NetScout nor any NetScout Subsidiary has distributed any Open Source Materials that require, as a condition of distribution of such Open Source Materials, that other software incorporated into, derived from or distributed with such Open Source Materials be (a) disclosed or distributed in source code form, (b) licensed for the purpose of making derivative works, or (c) redistributable at no charge.

5.13 Taxes. All material Tax Returns required to be filed by, or on behalf of, NetScout or any of the NetScout Subsidiaries have been timely filed, or will be timely filed, in accordance with all applicable Tax Laws, and all such Tax Returns are, or shall be at the time of filing, complete and correct in all material respects. NetScout and each of the NetScout Subsidiaries has timely paid (or has had paid on its behalf) in full all material Taxes due and payable (whether or not shown on such Tax Returns), or, where payment is not yet due, has made adequate provision for all material Taxes in the consolidated financial statements of NetScout in accordance with GAAP. There is no outstanding audit, assessment, dispute or claim concerning any material Tax liability of NetScout or any of the NetScout Subsidiaries. There are no material Liens with respect to Taxes upon any of the assets or properties of either NetScout or the NetScout Subsidiaries, other than Permitted Liens. All Taxes required to be withheld, collected or deposited by or with respect to NetScout and each of the NetScout Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Governmental Authority.

5.14 Environmental Matters. Except as set forth in Section 5.14 of the NetScout Disclosure Schedule, each of NetScout and the NetScout Subsidiaries: (i) is in compliance with all, and has not violated any, Environmental Laws applicable to it; (ii) has not received any written notice or claim alleging that it has violated any Environmental Laws or that it is liable or has any obligations to any Person as a result of the presence or release of any Hazardous Materials or indicating that there is any investigation of or inquiry into the possibility of such a claim, and there is no basis for any such claim; and (iii) is not a party to or, to the knowledge of NetScout, affected by, any proceedings or investigations concerning, Environmental Laws or the presence or release of any Hazardous Materials.

5.15 Compliance with Law. Neither NetScout nor any NetScout Subsidiary is in violation of, or to the knowledge of NetScout has violated or failed to comply with, any Law (other than Environmental Laws, ERISA and Laws with respect to Taxes which are addressed elsewhere in Article V) applicable to its business or operations.

5.16 No Other Representations or Warranties. Except for the representations and warranties contained in this Article V (as modified by the NetScout Disclosure Schedule), neither of NetScout, Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to NetScout or Merger Sub, their subsidiaries or the transactions contemplated by this Agreement, and NetScout and Merger Sub disclaim any other representations or warranties, whether made by NetScout or Merger Sub or any of their Affiliates or representatives. Except for the representations and warranties contained in this Article V (as modified by the NetScout Disclosure Schedule), each of NetScout and Merger Sub hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the Seller Parties or their Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Seller Parties by any representative of NetScout or Merger Sub or any of their Affiliates and any of the information and documents contained in any dataroom or otherwise provided to the Seller Parties).

ARTICLE VI

COVENANTS

6.01 Conduct of Business Prior to the Effective Time. Except as expressly contemplated or permitted by this Agreement, or as required by applicable law, rule or regulation, during the period from the date of this Agreement to the Effective Time, each of the Seller Parties and NetScout shall, and each shall cause each of its Subsidiaries to, conduct its business in the usual, regular and ordinary course consistent with past practice and use its commercially reasonable efforts so as to maintain and preserve intact its business organization, working capital and advantageous business relationships and retain the services of its officers and key employees, consistent with market conditions.

6.02 NetGen Forbearances. Without limiting the generality of Section 6.01, except as expressly contemplated or permitted by this Agreement, or as required by applicable law, rule or regulation, during the period from the date of this Agreement to the Effective Time, each Seller Party shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following without the prior written consent of NetScout (which consent will not be unreasonably withheld or delayed):

(i) adjust, split, combine or reclassify its capital stock; set any record or payment dates for the payment of any dividends or distributions on its capital stock or make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except (a) as required by obligations or commitments existing at the date of this Agreement, each of which are disclosed in Section 6.02(i) of the NetGen Disclosure Schedule or (b) for purchases of shares from departing employees in the ordinary course of business pursuant to the terms of any Employment Plan;

(ii) grant any stock appreciation rights or grant any individual, corporation, joint venture or other entity any right to acquire any shares of its capital stock; or issue or commit to issue any additional shares of capital stock, or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any additional shares of capital stock (other than: (a) grants of stock options, restricted stock, stock appreciation rights or other rights to purchase stock to individual service providers under the NetGen Stock Plans in the ordinary course of business and consistent with past practice, (b) pursuant to the exercise of NetGen Stock Options or settlement of NetGen SARs or NetGen Deferred Share Awards outstanding as of the date hereof or permitted to be issued under this Section 6.02, and (c) as otherwise permitted by this Section 6.02);

(iii) except in the ordinary course of business, (a) sell, transfer, license, mortgage, encumber or otherwise dispose of any of its assets (other than Intellectual Property Rights) or properties to any individual, corporation or other entity (other than a wholly owned Subsidiary of NetGen), including by merger, consolidation, asset sale or other business combination (including formation of a joint venture), other than sales, transfers, licenses, mortgages, encumbrances or other dispositions of (x) assets having fair market value of less than $200,000 in the aggregate, (y) unused or obsolete assets or (z) purchase money security interests in connection with the acquisition of assets, or (b) cancel, release or assign any indebtedness to any such person or any claims held by any such person (other than a wholly owned Subsidiary of NetGen);

(iv) sell, transfer, license, encumber or otherwise dispose of any Intellectual Property Rights, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice;

(v) make any acquisition or investment in a corporation, joint venture or other entity (other than any wholly owned Subsidiary of NetGen), by purchase or other acquisition of stock or other equity interests by merger, consolidation, asset purchase or other business combination, or by contributions to capital in excess of $50,000 in any single transaction or series of related transactions or $200,000 in the aggregate;

(vi) except in the ordinary course of business, enter into, renew, extend, amend, or terminate any contract, license, lease or agreement that is or would be (had such contract, license, or agreement been in effect on the date of this Agreement) a Material Contract;

(vii) other than (v) general salary and wage increases consistent with past practices for employees (other than executives at or above the level of Vice President), (w) as required by any existing plan, agreement or arrangement identified in Section 4.15(a) of the NetGen Disclosure Schedule, (x) the adoption of bonus, commission and other plans in the ordinary course of business consistent with past practice, (y) the extension or replacement of health and welfare plans in the ordinary course of business consistent with past practice or (z) pursuant to any offer letters for new employees hired after the date hereof, (a) increase, or commit to increase, in any material respect the compensation (including base salary, wages and annual or long-term incentive opportunities or payments) or fringe benefits of any of its employees, (b) pay any severance, benefit, incentive payment, bonus compensation, retention or signing bonus, pension or retirement allowance to any employees, directors or independent contractors, or (c) become a party to, amend or commit itself (orally or in writing) to establish or enter into any pension, retirement, profit-sharing, severance or welfare benefit plan, or agreement or incentive or employment agreement with or for the benefit of any employee, director or independent contractor, or accelerate the vesting of any stock options or other stock-based compensation;

(viii) make any capital expenditures in excess of the amounts set forth in Schedule 6.02(viii) of the NetGen Disclosure Schedule, other than expenditures necessary to maintain existing assets in good repair;

(ix) settle any claim, action or proceeding involving payments by a Seller Party in excess of $75,000 with respect to any single claim or series of related claims or $200,000 in the aggregate with respect to all such claims, or agree or consent to the issuance of any injunction, decree, order, settlement agreement or judgment restricting its business or operations in any material respect;

(x) amend its certificate of incorporation, bylaws or similar governing documents, or enter into a plan of consolidation, merger, share exchange or reorganization with any person, or a letter of intent or agreement in principle with respect thereto;

(xi) incur any indebtedness for borrowed money, issue any material amount of debt securities or assume, guarantee or endorse or otherwise become responsible for the obligations of another person, except in the ordinary course of business consistent with past practice;

(xii) make or change any material Tax election, settle or compromise any material Tax liability, agree to an extension of the statute of limitations with respect to the assessment or determination of material Taxes, file any amended Tax Return with respect to any material Tax, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(xiii) enter into any “reportable transaction” as defined in under Section 6707A of the Code and the regulations thereunder;

(xiv) make any changes in its accounting methods or method of Tax accounting, practices or policies, except as may be required under applicable law, rule, regulation or GAAP;

(xv) except as would be included in NetGen Transaction Expenses, make any payments on any of the Indebtedness to Sponsors or pay or accrue any fees of any nature to the Sponsors or any of their Affiliates;

(xvi) authorize, recommend, agree, make any commitment, or announce an intention to take any of the actions prohibited by this Section 6.02.

6.03 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give NetScout, directly or indirectly, the right to control or direct NetGen’ or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give NetGen, directly or indirectly, the right to control or direct NetScout’s or its Subsidiaries’ operations. Prior to the Effective Time, each of NetScout and NetGen shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.01 Further Actions.

(a) Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement, including entering into the Escrow Agreement as soon as reasonably practicable after the date hereof, obtaining any consents and approvals identified in the NetGen Disclosure Schedule or the NetScout Disclosure Schedule (provided, however, that the Seller Parties and their Subsidiaries shall not be required to pay any additional consideration to any Person from whom any such consent or approval is requested) and preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable. In furtherance and not in limitation of the foregoing, each party hereto (i) shall use its reasonable best efforts to obtain the Requisite Regulatory Approvals, (ii) agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable after the date hereof (and in any event no later than September 28, 2007), and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested by a Governmental Entity pursuant to the HSR Act, and (iii) agrees to make an appropriate filing with respect to any additional Governmental Entities as necessary to obtain the Requisite Regulatory Approvals and approval or deemed clearance under other relevant Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable after the date hereof. NetScout and each Seller Party shall not take any action, agree to take any action or consent to the taking of any action pursuant to, and not expressly identified by, this Section 7.01 without first consulting with the other party.

(b) Each of NetScout and Merger Sub, on the one hand, and NetGen, on the other hand, shall, in connection with the efforts referenced in Section 7.01(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or other relevant Antitrust Law, use its reasonable best efforts to (i) coordinate and cooperate fully in all respects with each other and consider in good faith the views of the other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party reasonably and timely informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other party with any written notices or other communications received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), the European Commission or any other U.S. or foreign Governmental Entity and of any notices or other communications received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review and discuss in advance (when reasonably possible) and participate in the preparation of any filing, submission, comment response letter or other substantive communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ, the European Commission or any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, DOJ, the European Commission or such other applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences in accordance with Antitrust Law. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c) Subject to the obligations under Sections 7.01(a) and (b), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, (i) each of NetScout, Merger Sub and NetGen shall coordinate and cooperate fully in all respects with each other and use its respective best efforts to contest any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, agency decision, or other order, whether temporary, preliminary or permanent, that is in effect and that delays, prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, (ii) each of NetScout, Merger Sub and NetGen shall use its respective best efforts to vigorously defend to judgment if necessary, at its own cost and expense, any action or actions, whether judicial or administrative, in connection with the transactions contemplated by this Agreement with the objective of permitting the Merger to close as soon as practicable with the fewest conditions and restrictions reasonably possible, unless NetScout and NetGen mutually consent to a settlement or other resolution and (iii) each of NetScout and NetGen shall have the right to participate in the conduct thereof.

(d) From the date of this Agreement through the date of termination of the required waiting period under the HSR Act and the receipt of all other Requisite Regulatory Approvals, NetScout, NetGen and their respective Subsidiaries shall not take any action that would reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the applicable waiting period under the HSR Act or any other applicable Antitrust Law.

(e) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.01 shall (i) in connection with the efforts referenced in this Section 7.01 to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or other relevant Antitrust Law require the sale, divestiture, license or other disposition of any or all of the capital stock, assets, rights, products or businesses of either NetScout or NetGen and their respective Subsidiaries or any other restrictions on their activities, or (ii) limit a party’s right to terminate this Agreement pursuant to Section 10.02(b).

7.02 Access to Information.

(a) Subject to the obligations of the parties to limit and control the disclosure of competitively sensitive information under Antitrust Laws, and subject to other applicable laws relating to the exchange of information, upon reasonable advance notice to the Access Contact of the other party, each of NetScout and NetGen shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other Representatives of the other party access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and to its accountants, counsel and other representatives, in each case in a manner not unreasonably disruptive to the operation of its business and all other information concerning its business, properties and personnel as NetScout or NetGen, as applicable, may reasonably request. For purposes of this Agreement, the “Access Contacts” for NetGen and NetScout are identified in Section 7.02 of the NetGen Disclosure Schedule and the NetScout Disclosure Schedule, respectively. From the date hereof until the Effective Time, NetGen shall, and shall cause its Subsidiaries to, provide NetScout with reasonable access, upon reasonable prior notice to the Contact Person of NetGen or any Person designated by the NetGen Contact Person to receive such notices, to officers, employees and consultants of NetGen and its Subsidiaries for the purpose of enabling NetScout to meet with and make offers of employment or service to one or more of such individuals and to discuss integration and other transition matters with respect to the transactions contemplated hereby; provided, however that NetGen shall have the right to have a representative attend each such meeting.

(b) All information and materials exchanged between NetGen and NetScout pursuant to this Agreement shall be subject to the provisions of the Amended and Restated Confidentiality Agreement, dated August 24, 2007, between NetScout, NetGen, and the Sponsors (the “Confidentiality Agreement”).

(c) No investigation by any of the parties or their respective Representatives shall modify, limit or otherwise affect the representations, warranties, covenants or agreements of the other parties set forth herein.

7.03 NetGen Stockholders Approval. Immediately following the execution of this agreement, NetGen shall (a) prepare and submit to the Sponsors and each NetGen Stockholder that is an Affiliate of a Sponsor an irrevocable written consent in a form reasonably acceptable to NetScout (i) adopting this Agreement and (ii) designating Silver Lake Partners, L.P. and TPG Starburst IV, LLC as the Stockholders Representatives, and (b) use its best efforts to cause each such NetGen Stockholder to execute and deliver to NetGen such written consent, with a copy thereof to be delivered promptly by NetGen to NetScout.

7.04 Indemnification and Insurance.

(a) From and after the Effective Time, in the event of any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of NetGen or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of NetGen, any of its Subsidiaries or any of their respective predecessors or was prior to the Effective Time serving at the request of any such party as a director, officer, employee, fiduciary or agent of another corporation, partnership, trust or other enterprise, or (ii) this Agreement or any Ancillary Agreement, or any of the transactions contemplated hereby or thereby, and all actions taken by an Indemnified Party in connection herewith, whether in any case asserted or arising before or after the Effective Time, NetScout and the Surviving Company shall, and NetScout shall cause the Surviving Company to, indemnify and hold harmless each such Indemnified Party, to the fullest extent to which such Indemnified Party would be entitled under applicable law, against any losses, claims, damages, liabilities, costs, expenses (including prompt payment of all reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law), upon receipt of an undertaking, to the extent required by applicable law, from such Indemnified Party to repay such advanced expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party could not lawfully be provided indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation. Any Indemnified Party wishing to claim indemnification under this Section 7.04, upon learning of any such claim, action, suit, proceeding or investigation, shall notify NetScout thereof, provided that the failure to so notify shall not affect the obligations of NetScout under this Section 7.04 except (and only) to the extent such failure to notify materially prejudices NetScout.

(b) In furtherance and not in limitation of this Section 7.04, from and after the Effective Time, each of NetScout and the Surviving Corporation shall, and NetScout shall cause the Surviving Corporation to: (i) include and cause to be maintained in the Surviving Corporation’s (or any successor’s) Certificate of Incorporation and Bylaws for a period of at least six (6) years from and after the Effective Time, provisions regarding elimination of liability of directors, indemnification of directors, officers and employees and advancement of expenses which are no less advantageous to the intended beneficiaries than the corresponding provisions contained in NetGen’ Certificate of Incorporation and Bylaws, in each case as in effect on the date of this Agreement; and (ii) otherwise keep in full force and effect, and comply with the terms and conditions of, any agreement in effect as of the date of this Agreement between or among NetGen or any of its Subsidiaries and any Indemnified Party providing for the indemnification of such Indemnified Party.

(c) If NetScout, the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge with or into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties or assets to any Person, then, in each case, NetScout shall take such action as may be necessary so that such Person shall assume all of the applicable obligations set forth in this Section 7.04.

(d) The provisions of this Section 7.04 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, and are intended to be in addition to the rights otherwise available to the current officers and directors of NetGen by law, charter, statute, by-law or agreement. The obligations of NetScout and the Surviving Corporation under this Section 7.04 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party under this Section 7.04 without the consent of such affected Indemnified Party.

7.05 Reserved.

7.06 No Solicitation.

(a) None of NetGen, NetGen’s Subsidiaries or any of their respective officers, directors, employees, agents, representatives and Affiliates (collectively, “Representatives”) shall, directly or indirectly (i) initiate, solicit, or knowingly and intentionally encourage or facilitate, any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage in any negotiations concerning, or provide any nonpublic information to, or have any discussions with, any person relating to, any Acquisition Proposal, (iii) waive, terminate, modify or fail to enforce any provision of any contractual “standstill” or similar obligation of any person other than NetGen or its Affiliates or (iv) approve or recommend, any Acquisition Proposal, or execute or enter into any letter of intent, agreement in principle, merger agreement, share purchase agreement, asset purchase or share exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal or publicly propose or agree to do any of the foregoing. NetGen will immediately cease and cause to be terminated any activities, discussions or negotiations it or its Subsidiaries or any of their respective Representatives may have conducted before the date of this Agreement with any persons other than NetScout with respect to any Acquisition Proposal and will (and will cause its Subsidiaries and their Representatives to) enforce any confidentiality or similar agreement relating to an Acquisition Proposal, including by requiring the other parties thereto to promptly return or destroy any confidential information previously furnished by NetGen or such Subsidiaries or Representatives thereunder and by using its best efforts to obtain injunctions or other equitable remedies to prevent or restrain any breaches of such agreements and to enforce specifically the terms thereof in a court of competent jurisdiction. NetGen will promptly (within twenty four hours) advise NetScout following receipt of any Acquisition Proposal, or of requests for further communications with respect to an Acquisition Proposal that pre-dates the date hereof, or of any request for nonpublic information or access to the books and records of NetGen in connection with a possible Acquisition Proposal, describing the material terms thereof (including the identity of the person making such Acquisition Proposal or request for information or access), and will keep NetScout apprised of the status and the material terms and conditions of the Acquisition Proposal and any material changes thereto on a current basis (and in any event no later than twenty-four hours after the occurrence of any such material changes).

(b) NetGen agrees that any violation of the restrictions set forth in this Section 7.06 by any of its Representatives or any of its Subsidiaries, at the direction or with the consent or prior knowledge of NetGen or its Subsidiaries, as applicable, shall be deemed to be a breach of this Section 7.06 by NetGen.

7.07 Tax Matters. In addition to the other covenants related to Tax matters set forth in Section 6.02 (and elsewhere in this Agreement):

(a) The parties agree to report the acquisition of NetGen stock by NetScout as a taxable stock purchase for income tax purposes; provided, however, that NetScout may, in its sole discretion, make an election with respect to NetGen and any or all of its Subsidiaries under Section 338(g) of the Code (a “338 Election”); provided, further, that the NetGen Stockholders shall not be liable for any Taxes arising from or with respect to the 338 Election. Other than as set forth herein, neither party makes any representation, warranty or covenant to the other, or to any NetGen stockholder or other holder of NetGen securities, regarding the Tax treatment of the Merger, and the parties acknowledge that each party and their stockholders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement.

(b) NetGen will (i) will provide draft copies of all material income Tax Returns to NetScout at least one week prior to the filing deadline (or any extension thereof) and access to all related tax working papers and schedules so as to permit NetScout to review and comment on such Tax Returns, and (ii) take into consideration and address in good faith all comments and modifications to such returns as identified by NetScout to the extent practicable. NetScout shall timely file or cause to be filed when due all Tax Returns that are required to be filed after the Effective Time by or with respect to NetGen and each NetGen Subsidiary, and shall timely pay all Taxes due in respect of such Tax Returns.

(c) In the event that NetGen or any NetGen Subsidiary proposes to enter into prior to the Effective Time any material transfer pricing or other intercompany agreement related to the pricing of goods, services or intangible property usage between NetGen and any NetGen Subsidiary (each, a “Transfer Pricing Agreement”), NetGen shall (i) provide a copy of each such Transfer Pricing Agreement and all related studies and reports to NetScout at least twenty (20) days in advance of the execution of such Transfer Pricing Agreement, (ii) permit NetScout to review and comment on each such Transfer Pricing Agreement, and (iii) take into consideration and address in good faith all comments and modifications to each such Transfer Pricing Agreement as identified by NetScout.

(d) All Tax sharing agreements or similar agreements (other than Transfer Pricing Agreements) with respect to or involving NetGen and each NetGen Subsidiary shall be terminated as of the Effective Time and, after the Effective Time, neither NetGen nor any NetGen Subsidiary shall be bound thereby or have any liability thereunder.

7.08 Tax Certificate. NetGen shall provide NetScout with a properly executed certificate, substantially in the form mutually agreed to by NetGen and NetScout, certifying that shares of capital stock of NetGen do not constitute “United States real property interests” under Section 897(c) of the Code; in addition, simultaneously with delivery of such certificate, NetGen shall have provided to NetScout, as agent for NetGen, a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and in the customary form along with written authorization for NetScout to deliver such notice form to the IRS on behalf of NetGen upon the Closing.

7.09 Resignation of NetGen Directors and Officers. Section 7.09 of the NetGen Disclosure Schedule sets forth each officer and director of each Seller Party. Prior to the Closing, each Seller Party shall use its commercially reasonable efforts to deliver to NetScout evidence reasonably satisfactory to NetScout of the resignation of all directors and officers of such Seller Party effective at the Effective Time. Upon the request of NetScout, as specified by NetScout reasonably in advance of the Closing, NetGen will seek to obtain the resignation of all directors and officers of any other NetGen Subsidiaries, in each case, effective at the Effective Time, or as soon thereafter as is practicable under applicable local laws.

7.10 Appointment of NetScout Directors. Effective at the Effective Time, NetScout shall increase the size of its Board of Directors by two members, and cause Kenneth Y. Hao and Bryan Taylor to be appointed to the Board of Directors of NetScout.

7.11 Takeover Statutes. If any Takeover Statute is or may become applicable to the transactions contemplated by this Agreement, each of NetGen and NetScout and their respective Board of Directors shall, subject to applicable law, grant any approvals and take any actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement, and otherwise act to eliminate or minimize the effects of any Takeover Statute on these transactions.

7.12 Employee Benefits; Severance Policy.

(a) NetScout may, in its sole discretion, substitute employee compensation, benefit and severance programs for those of NetGen as are comparable with the programs provided from time to time to NetScout’s employees. After the Closing, NetScout shall provide to the Continuing Employees other employee benefits that are substantially similar to the employee benefits provided by NetScout to its own similarly situated employees. NetScout shall have no obligation to continue the existence of any Employee Plan maintained by NetGen.

(b) At the request of NetScout, at least one day prior to the Closing Date, NetGen shall take all actions necessary to terminate as of, or immediately prior to, the Effective Time any Employee Plan that is intended to be a tax-qualified plan under Internal Revenue Code Section 401(a) through the adoption of a resolution of the Board of Directors of NetGen, adopted no later than the day prior to the Closing Date, the form of which shall be provided in advance of the Closing Date to NetScout and subject to NetScout’s reasonable approval. If such a tax-qualified plan is terminated in accordance with this Section 7.12, benefit accruals, including contributions of salary reduction contributions, if any, shall cease and NetGen agrees to amend any such Employee Plan to reflect any cessation of accruals or contributions in connection with such termination.

(c) Following the Effective Time, NetScout shall use reasonable efforts to cause each employee of NetScout or its Subsidiaries who shall have been an employee of NetGen immediately prior to the Effective Time and becomes an employee of NetScout or a Subsidiary of NetScout (the “Continuing Employees”) full credit for prior service with NetGen for purposes of (i) eligibility and vesting under any NetScout Employee Plan (as defined below), and (ii) determination of benefit levels under any NetScout Employee Plan or policy relating to vacation or severance, in each case for which the Continuing Employee is otherwise eligible and in which the Continuing Employee is offered participation, solely to the extent that such service is recognized by NetGen under the comparable NetGen Employee Plan, but except where such credit would result in a duplication of benefits or result in credit for periods not recognized under the terms of the NetScout Employee Plan for any employee of NetScout. In addition, NetScout shall use reasonable efforts to cause each NetScout Employee Plan to waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable plan of NetScout and shall use its reasonable efforts to cause such NetScout Employee Plan to recognize for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Effective Time occurs. For purposes of this Agreement, the term “NetScout Employee Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), and any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement, including insurance coverage, severance benefits, disability benefits and vacation benefits, for the benefit of, relating to, the current employees of NetScout or any of its Subsidiaries.

(d) Nothing in this Section 7.12, whether express or implied, shall be construed (i) to give any Person other than the parties to this Agreement any legal or equitable right or remedy under or with respect to this Agreement or any provision of this Agreement, (ii) to give to any Person any legal or equitable right to continued employment or (iii) to constitute an amendment to or modification of any Employee Plan or employment agreement.

7.13 Employee Retention.

(a) NetGen shall provide reasonable assistance and cooperation to NetScout in its development of an employee retention plan.

(b) NetScout shall not, at any time prior to 90 days after the Closing Date, effectuate a “plant closing” or “mass layoff” as those terms are defined in WARN (or any equivalent or similar state or foreign Law requirement) without complying with the notice requirements and all other provisions of WARN (or such equivalent or similar requirement).

7.14 NetScout Actions. On and after the date hereof, NetScout shall not take any actions that would reasonably be expected to result in the integration of the issuance of shares of NetScout Common Stock pursuant to this Agreement with any other issuance of shares of

NetScout Common Stock, or Securities exercisable or exchangeable for, or convertible into, NetScout Common Stock under applicable Law or the rules and regulations of the Nasdaq Global Market, or that would require it under applicable Law and the rules and regulations of the Nasdaq Global Market to solicit the consent of its stockholders to the issuance of shares of NetScout Common Stock pursuant to this Agreement. Between the date hereof and the earlier of the Closing or the termination of this Agreement pursuant to its terms, NetScout will notify NetGen in writing if it enters into any negotiations, or executes any letter of intent, term sheet, agreement in principle or binding agreement, regarding any Significant Acquisition, which notification shall include a summary of the material terms thereof. Prior to the Closing, NetScout agrees to either (a) obtain any waivers, consents or amendments from Silicon Valley Bank (“SVB”) that would be required under the Amended and Restated Loan and Security Agreement, dated as March 12, 1998 and as amended through the date hereof (the “SVB Agreement”), between NetScout and SVB in order to consummate the transactions contemplated by this Agreement or (b) terminate the SVB Agreement prior to the Closing.

ARTICLE VIII

CONDITIONS PRECEDENT

8.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(i) Other Approvals. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and the approvals required to consummate the Merger pursuant to the specified Antitrust Laws of the jurisdictions listed in Section 8.01(i) of the NetGen Disclosure Schedule shall have been obtained (or any applicable waiting period thereunder shall have been terminated or shall have expired) or litigation relating to the denial of such required approvals shall have terminated in favor of the approval of the transaction (the “Requisite Regulatory Approvals”).

(ii) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order, law, rule, regulation, writ, injunction, ruling or decree (whether temporary, preliminary or permanent) issued, enacted, entered, enforced or deemed applicable to the Merger or other legal restraint or prohibition shall be in effect which prevents or makes illegal the consummation of the Merger (a “Restraint”).

8.02 Conditions to Obligations of NetScout. The obligations of NetScout and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by NetScout and Merger Sub at or prior to the Effective Time of the following conditions:

(i) Representations and Warranties. The representations and warranties of each Seller Party set forth in Article III hereof shall be true and correct at and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which case such representation or warranty shall be true and correct only as of such specific date), interpreted without giving effect to any “material,” “materially,” “in all material respects” and “Material Adverse Effect” qualifications set forth in such representations and warranties, except for any failure to be so true and correct which has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NetGen. NetScout shall have received a certificate signed on behalf of each Seller Party by the Chief Executive Officer and Chief Financial Officer of such Seller Party to the foregoing effect.

(ii) Performance of Obligations of Seller Parties. Each Seller Party shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date. NetScout shall have received a certificate signed on behalf of such Seller Party by the Chief Executive Officer and the Chief Financial Officer of such Seller Party to such effect.

(iii) NetGen Stockholder Approval. NetScout shall have received written evidence of the NetGen Stockholder Approval.

(iv) Termination of Agreements with Sponsors. Except for the NetGen Indebtedness to the Sponsors, which shall be repaid immediately after the Effective Time pursuant to the terms hereof, and any provisions with respect to indemnification, limitations on liability and corporate opportunities, all contracts, agreements and/or arrangements with any Sponsor and/or such Sponsor’s Affiliates shall have been terminated effective as of the Effective Time and written evidence thereof provided to NetScout and the Sponsors and/or such Sponsor’s Affiliates shall have waived any rights to payments otherwise owed or payable under such contracts, agreements and/or arrangements.

(v) Required Deliveries. The Seller Parties shall have made each of the following deliveries:

(a) the opinions of counsel in substantially the forms attached hereto as Exhibit E;

(b) a certificate executed by the Secretary or other appropriate officer of each Seller Party certifying as of the date of Closing (A) a true and correct copy of the Certificate of Incorporation of such Seller Party, (B) a true and correct copy of the Bylaws of such Seller Party, (C) a true and correct copy of the resolutions of such Seller Party’s Board of Directors and Stockholders approving the Merger and (D) customary incumbency matters; and

(c) a certificate of the appropriate Governmental Authority certifying the existence of each of the Seller Parties and each of its Subsidiaries in its respective jurisdiction of organization (to the extent such a certificate is available in such jurisdiction).

(vi) Termination of NetGen Options and NetGen Stock Plans. NetScout shall have received resolutions of NetGen’ Board of Directors providing that all NetGen Options and NetGen Stock Plans shall be terminated effective as of the Effective Time.

8.03 Conditions To Obligations of the Seller Parties. The obligation of the Seller Parties to effect the Merger is also subject to the satisfaction or waiver by NetGen at or prior to the Effective Time of the following conditions:

(i) Representations and Warranties. The representations and warranties of NetScout and Merger Sub set forth in Article IV hereof shall be true and correct at and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which case such representation or warranty shall be true and correct only as of such specific date), interpreted without giving effect to any “material,” “materially,” “in all material respects” and “Material Adverse Effect” qualifications set forth in such representations and warranties, except for any failure to be so true and correct which has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NetScout. NetGen shall have received a certificate signed on behalf of NetScout and Merger Sub by the Chief Executive Officer and the Chief Financial Officer of each of NetScout and Merger Sub to the foregoing effect.

(ii) Performance of Obligations of NetScout. NetScout and Merger Sub shall each have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date, and NetGen shall have received a certificate signed on behalf of each of NetScout and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of each of NetScout and Merger Sub to such effect.

(iii) Required Deliveries. NetScout shall have made each of the following deliveries:

(a) an opinion of counsel in substantially the form attached hereto as Exhibit F;

(b) a certificate executed by the Secretary or other appropriate officer of NetScout certifying as of the date of Closing (A) a true and correct copy of the Certificate of Incorporation of NetScout, (B) a true and correct copy of the Bylaws of NetScout, (C) a true and correct copy of the resolutions of NetScout’s Board of Directors approving the Merger and (D) customary incumbency matters; and

(c) certificates of the appropriate Governmental Authority certifying the existence of NetScout and Merger Sub in their jurisdictions of organization.

ARTICLE IX

INDEMNIFICATION

9.01 Survival of Representations, Warranties and Covenants.

(a) NetScout. None of NetScout’s representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their express terms apply in whole or in part after the Effective Time. Notwithstanding anything to the contrary set forth herein, NetGen and the NetGen Stockholders after the Closing shall be entitled to commence any Proceedings under the federal or state securities laws with respect to the transactions contemplated by this Agreement; provided that such Proceedings shall be the sole remedy of NetGen and the NetGen Stockholders against NetScout and Merger Sub after the Closing (except for breaches of those covenants and agreements of NetScout and Merger Sub contained herein and therein which by their express terms apply in whole or in part after the Effective Time).

(b) Seller Parties. All representations, warranties, covenants and agreements of the Seller Parties in this Agreement or in any instrument delivered pursuant to this Agreement shall, for purposes of this Article IX, (i) survive the Effective Time and (ii) expire on the date 15 months following the Effective Time. If NetScout delivers to the Stockholders Representatives, before expiration of a representation or warranty, either a Claim Notice (as defined below) based upon a breach of such representation or warranty, or an Expected Claim Notice (as defined below) based upon a breach of a Seller Party’s representation or warranty, then the applicable representation or warranty shall survive until, but only for purposes of, the resolution of any claims arising from or related to the matter covered by such notice. The rights to indemnification set forth in this Article IX shall not be affected by (i) any investigation conducted by or on behalf of NetScout or any knowledge acquired (or capable of being acquired) by NetScout, after the date of this Agreement or the Effective Time, with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or agreement which is the subject of indemnification hereunder or (ii) any waiver by NetScout of any closing condition relating to the accuracy of representations and warranties or the performance of or compliance with covenants and agreements based on knowledge acquired by NetScout after the date of this agreement.

9.02 Indemnification by the Indemnifying Stockholders. For purposes of this Article IX, (i) “Indemnifying Stockholders” shall mean the NetGen stockholders entitled to receive the Total Consideration pursuant to Section 2.06(a), (ii) “Pro Rata Share” shall mean, with respect to any Indemnifying Stockholder, the quotient obtained by dividing (x) the amount of the Total Consideration received by such Indemnifying Stockholder upon consummation of the Merger by (y) the Total Consideration, and (iii) “Damages” shall mean shall mean any and all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), diminution in value, consequential damages, lost profits, monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including amounts paid in settlement, interest, court costs, costs of investigation, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation, arbitration or other dispute resolution proceedings relating to a Third Party Action or an indemnification claim under this Article IX), but shall exclude (x) all punitive and exemplary damages (except to the extent any of the foregoing are payable to a third party as a result of a Third Party Action) and (y) all diminution in value damages, including damages calculated on the basis of a multiple of historical or projected financial results of NetGen and its Subsidiaries. Subject to the other provisions of this Article IX (including Section 9.05), the Indemnifying Stockholders shall, severally and not jointly (based on their respective Pro Rata Shares), indemnify NetScout, the Surviving Corporation, and each of their respective officers, directors, employees, and agents (collectively, the “NetScout Indemnified Parties”) in respect of, and hold it harmless against, any and all Damages incurred or suffered by the Surviving Corporation or NetScout or any Affiliate thereof resulting from, relating to or constituting:

(a) any breach of any representation or warranty made by a Seller Party in this Agreement or any other agreement or instrument furnished by a Seller Party to NetScout pursuant to this Agreement (for the avoidance of doubt, it is understood that this clause (a) shall apply to any Third Party Action alleging such a breach and that is settled in compliance with Section 9.03(a));

(b) any failure of a Seller Party prior to the Effective Time to perform any covenant or agreement of a Seller Party contained in this Agreement or any agreement or instrument furnished by NetGen to NetScout prior to the Effective Time pursuant to this Agreement; and

(c) any demand by one or more NetGen stockholders for appraisal under Section 262 of the DGCL, it being understood that Damages in this case shall include, without limitation, litigation reasonable, out-of-pocket expenses incurred by NetScout, NetGen and the Surviving Corporation in connection with any such demand, as well as 100% of the amounts ultimately paid in settlement or satisfaction of the appraisal rights that exceed the Total Consideration otherwise issuable in respect of such NetGen Shares.

Further, the Indemnifying Stockholders shall, severally and not jointly, indemnify the NetScout Indemnified Parties in respect of, and hold it harmless against, any and all Damages incurred or suffered by the Surviving Corporation or NetScout or any Affiliate thereof resulting from, relating to or constituting any breach of any representation or warranty made by such Indemnifying Stockholder in its Letter of Transmittal (for the avoidance of doubt, it is understood that this paragraph shall apply to any Third Party Action alleging such a breach and that is settled in compliance with Section 9.03(a)) (a “Letter of Transmittal Claim”). Notwithstanding anything to the contrary set forth herein, in connection with any Letter of Transmittal Claim, the Stockholders Representatives will deliver any notices received from NetScout with respect to such Letter of Transmittal Claim to the relevant Indemnifying Stockholder (at the most recent available address of such Indemnifying Stockholder as set forth in the books and records of NetGen, as such address may be updated by such Indemnifying Stockholder by delivery of written notice to the Stockholders Representatives from time to time)

and the Stockholders Representatives will only take actions pursuant to this Article IX with respect to the matters set forth in such Letter of Transmittal Claim upon receipt of written instructions from such Indemnifying Stockholder and the agreement of such Indemnifying Stockholder to pay any out-of-pocket fees and expenses of the Stockholders Representatives in connection with such Letter of Transmittal Claim.

9.03 Indemnification Claims.

(a) NetScout shall give written notification to the Stockholders Representatives of the commencement of any Third Party Action. For this purpose, “Third Party Action” shall mean any claim, demand, action, cause of action, suit or proceeding for which indemnification may be sought by NetScout under this Article IX. Such notification shall be given promptly (and, in any event, within 20 days after receipt by NetScout of notice of such Third Party Action), and shall describe in reasonable detail (to the extent known by NetScout) the facts constituting the basis for such Third Party Action and the amount of the claimed Damages; provided, however, that no delay or failure on the part of NetScout in so notifying the Stockholders Representatives shall relieve the Indemnifying Stockholders of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such delay or failure. Within 20 days after delivery of such notification, the Stockholders Representatives may, upon written notice thereof to NetScout, assume control of the defense of such Third Party Action with counsel reasonably satisfactory to NetScout; provided that the Stockholders Representatives may not assume control of the defense of a Third Party Action (x) involving criminal liability, (y) in which equitable relief is sought against NetScout, or (z) in which the amount of the claim is less than the Basket or is at least $2,000,000 in excess of the Escrow Fund. If the Stockholders Representatives do not, or are not permitted under the terms hereof to, so assume control of the defense of a Third Party Action, NetScout shall control such defense. The non-controlling party may participate in, but not determine or conduct, such defense at its own expense. The controlling party shall keep the non-controlling party advised of the status of such Third Party Action and the defense thereof and shall consider in good faith recommendations made by the non-controlling party with respect thereto. The non-controlling party shall furnish the controlling party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise fully cooperate with and assist the controlling party in the defense of such Third Party Action, including making available employees and other Representatives of the non-controlling party. The fees and expenses of counsel to the NetScout Indemnified Parties with respect to a Third Party Action shall be considered Damages for purposes of this Agreement if (i) NetScout controls the defense of such Third Party Action pursuant to the terms of this Section 9.03 or (ii) the Stockholders Representatives assume control of such defense and NetScout reasonably concludes, upon receipt of the advice of counsel, that the NetScout Indemnified Parties and the Stockholders Representatives have conflicting interests or different defenses available with respect to such Third Party Action. The Stockholders Representatives shall not agree to any settlement of, or the entry of any judgment arising from, any Third Party Action without the prior written consent of NetScout, which shall not be unreasonably withheld, conditioned or delayed, provided, however, that such consent of NetScout shall not be required if (i) such settlement or judgment includes a complete release of the NetScout Indemnified Parties from further liability and (ii) such settlement or judgment does not include any admission of liability on the part of any NetScout Indemnified Party or impose any equitable relief upon any NetScout Indemnified Party. NetScout shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Action without the prior written consent of the Stockholders Representatives, which shall not be unreasonably withheld, conditioned or delayed.

(b) In order to seek indemnification under this Article IX, NetScout shall deliver a Claim Notice to the Stockholders Representatives. For purposes of this Article IX: “Claim Notice” shall mean written notification which contains (i) a description of the Damages incurred or reasonably expected to be incurred by NetScout and the Claimed Amount of such Damages, to the extent then known, (ii) a statement that NetScout is entitled to indemnification under this Article IX for such Damages and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages; “Claimed Amount” shall mean the amount of any Damages incurred or reasonably expected to be incurred by NetScout; and “Expected Claim Notice” shall mean a notice that, as a result of a legal proceeding instituted by or written claim made by a third party, NetScout reasonably expects to incur Damages for which it is entitled to indemnification under this Article IX.

(c) Within 30 days after delivery of a Claim Notice, the Stockholders Representatives shall deliver to NetScout a written response (the “Response”) in which the Stockholders Representatives shall: (i) agree that a NetScout Indemnified Party is entitled to receive all of the Claimed Amount (in which case the Stockholders Representatives and NetScout shall deliver to the Escrow Agent, within three days following the delivery of the Response, a written notice executed by both parties instructing the Escrow Agent to disburse the Claimed Amount to such NetScout Indemnified Parties), (ii) agree that any NetScout Indemnified Party is entitled to receive a portion of the Claimed Amount (in which case the Stockholders Representatives and NetScout (without prejudice to its right to seek the full Claimed Amount) shall deliver to the Escrow Agent, within three days following the delivery of the response, a written notice executed by both parties instructing the Escrow Agent to disburse such portion to such NetScout Indemnified Parties), or (iii) dispute that a NetScout Indemnified Party is entitled to receive any of the Claimed Amount.

(d) During the 30-day period following the delivery of a Response that reflects a dispute as to the liability of the NetGen stockholders for the Claimed Amount (a “Dispute”), the Stockholders Representatives and NetScout shall use good faith efforts to resolve the Dispute. If the Dispute is not resolved within such 30-day period, such Dispute shall be resolved in a state or federal court sitting in the State of Delaware, in accordance with Section 11.07. The Stockholders Representatives and NetScout shall deliver to the Escrow Agent, promptly following the final resolution of the Dispute (whether by mutual agreement, arbitration, judicial decision or otherwise), a written notice executed by both parties instructing the Escrow Agent as to what (if any) portion of the Escrow Fund shall be disbursed to NetScout and/or the NetGen stockholders (which notice shall be consistent with the terms of the resolution of the Dispute).

9.04 Authority of the Stockholders Representatives. The Stockholders Representatives shall have full power and authority on behalf of each NetGen stockholder to take any and all actions on behalf of, execute any and all instruments on behalf of, and execute or waive any and all rights of, the NetGen stockholders under this Article IX. The Stockholders Representatives shall have no liability to any NetGen stockholder for any action taken or omitted on behalf of the NetGen stockholders pursuant to this Article IX.

9.05 Damage Calculation; Limitations.

(a) In determining (i) whether a breach of any representation, warranty or covenant has occurred or (ii) the amount of any Damages, any materiality (including any NetGen Material Adverse Effect) standard contained in a representation, warranty or covenant shall be disregarded, except in respect of the second sentence of Section 4.08.

(b) After the Closing (i) the aggregate liability of the Indemnifying Stockholders for Damages under this Article IX shall not exceed the amount of the Escrow Fund, unless Damages arise as a result of a breach by any Indemnifying Stockholder of any representation, warranty or agreement contained in the Letters of Transmittal or any breach by a Seller Party with respect to Sections 4.03 and 4.04, for which there shall be no Threshold, Basket or limitation on liability (provided that no Indemnifying Stockholder shall be obligated to provide any indemnification in excess of the Total Consideration actually received by such Indemnifying Stockholder), (ii) the Escrow Fund will be the sole and exclusive source from which the NetScout Indemnified Parties may collect any Damages from the NetGen stockholders other than in respect of any breach by them of any representation, warranty or agreement contained in the Letter of Transmittal or any Ancillary Agreement) for which it is entitled to indemnification under this Article IX, (iii) the NetGen stockholders shall not be liable for breaches of Section 9.02(a) (other than with respect to Sections 4.03 and 4.04) unless and until (A) with respect to each individual Claimed Amount, the amount of Damages with respect to such Claimed Amount is $40,000 or greater (the “Threshold”) and (B) the aggregate Damages for which they would otherwise be liable under Section 9.02(a) exceed $2 million (the “Basket”) (at which point, subject to the Threshold for each individual Claim Amount, the NetGen stockholders shall become liable for all Damages in excess of the Basket, provided that for determining whether the Basket has been satisfied any individual Claimed Amount of less than $40,000 shall be disregarded); provided that the limitations set forth in this paragraph shall not apply in the case of fraud, (iv) the value of any Escrow Shares shall be deemed to be the NetScout Common Stock Value and the value of any NetScout Indebtedness to the Sponsors shall be, on the date of such determination, the aggregate principal amount of such NetScout Indebtedness to the Sponsors and all interest and premiums accrued and unpaid thereon through and including such date, and (v) with respect to any claim by any NetScout Indemnified Party with respect to the Escrow Fund, the Pro Rata Share of each Indemnifying Stockholder’s obligations with respect to such claim shall be satisfied, on a pro rata basis based on value, from the Escrow Cash, Escrow Shares and NetScout Indebtedness to Sponsors (as applicable to such Indemnifying Stockholder) of such Indemnifying Stockholder in the Escrow Fund at such time; provided, however, that each Indemnifying Stockholder that has Escrow Shares in the Escrow Fund at such time shall be entitled to deliver to the NetScout Indemnified Parties with respect to such claim, in lieu of some or all of the Escrow Shares of such Indemnifying Stockholder that otherwise would have been released from the Escrow Fund to the NetScout Indemnified Parties (the “Substituted Shares”), an equivalent value of cash and, upon delivery of such cash to the NetScout Indemnified Parties, the Substituted Shares shall be promptly released from the Escrow Fund to such Indemnifying Stockholder.

(c) After the Closing, the rights of NetScout Indemnified Parties under this Article IX shall be its exclusive remedy with respect to claims resulting from or relating to any misrepresentation, breach of warranty or failure to perform any covenant or agreement of NetGen contained in this Agreement other than any representation, warranty or agreement contained in the Letter of Transmittal or any Ancillary Agreement. With respect to the breach of any representation, warranty or agreement contained in any Letter of Transmittal or any Ancillary Agreement, NetScout, on behalf of the NetScout Indemnified Parties, shall have the option to seek indemnification for such Damages either directly against the Indemnifying Stockholders or from Escrow Fund.

(d) No Indemnifying Stockholder shall have any right of contribution against NetGen or the Surviving Corporation with respect to any breach by a Seller Party of any of its representations, warranties, covenants or agreements.

(e) Notwithstanding anything to the contrary contained in this Agreement, the amount of Damages that the NetScout Indemnified Parties (or any of them) may recover for claims for indemnification pursuant to Section 9.02 shall be offset, on a dollar-for-dollar basis, against (i) any amounts received by the NetScout Indemnified Parties (or any of them) in respect of the Damages forming the basis of such claim for indemnification from any third party pursuant to any indemnities, warranties, counterclaims, contribution rights or other similar arrangements, and (ii) any amounts received by the NetScout Indemnified Parties (or any of them) in respect of the Damages forming the basis of such claim for indemnification from any third party under any insurance policy or similar arrangement, it being understood and agreed that the NetScout Indemnified Parties shall use their reasonable best efforts to recover all amounts reasonably available from third parties (whether under insurance policies or similar arrangements or otherwise).

(f) Notwithstanding anything to the contrary contained in this Agreement, the amount of Damages that the NetScout Indemnified Parties (or any of them) may recover for claims for indemnification pursuant to Section 9.02 shall be offset, on a dollar-for-dollar basis, against any tax benefits realized or realizable by the NetScout Indemnified Parties (or any of them) in respect of the Damages forming the basis of such claim for indemnification.

(g) Each Person entitled to indemnification hereunder shall take all reasonable steps to mitigate all Damages after becoming aware of any event which could reasonably be expected to give rise to any Damages that are indemnifiable or recoverable hereunder or in connection herewith.

(h) Any payments made to the NetScout Indemnified Parties pursuant to this Article IX or pursuant to the Escrow Agreement shall be treated as an adjustment to the Total Consideration for tax purposes.

ARTICLE X

CLOSING, TERMINATION AND AMENDMENT

10.01 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 9:00 a.m. Eastern time on the date that is the second Business Day after the satisfaction or waiver (subject to applicable law) of the conditions set forth in ARTICLE VIII hereof, other than conditions which by their terms are to be satisfied at Closing, or such other date or time as the parties may mutually agree. For purposes of this Agreement, a “Business Day” shall mean any day that is not a Saturday, a Sunday or other day in which the office of the Delaware Secretary is closed.

10.02 Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual consent of NetScout, Merger Sub and NetGen in a written instrument, if the Board of Directors of each so determines;

(b) by either NetScout or NetGen if (i) any Governmental Entity of competent jurisdiction that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or (ii) any Governmental Entity of competent authority shall have issued an injunction, judgment or order or taken any other action prohibiting the consummation of the Merger and such injunction, judgment, order or other action is or shall have become final and nonappealable (a “Final Restraint”); provided that the party seeking to terminate this Agreement pursuant to this Section 10.02(b) shall have complied with its obligations under Section 7.01 (subject to the limitations contained therein);

(c) by either NetScout or NetGen if the Effective Time shall not have occurred on or before April 30, 2008 (the “Termination Date”); provided that (i) the party seeking to terminate this Agreement pursuant to this Section 10.02(c) is not in material breach of any covenant or other agreement contained herein and (ii) prior to such date by written notice to NetGen or NetScout, as applicable, either NetScout or NetGen (if such party shall have complied with its obligations under Section 7.01 (subject to the limitations contained therein)) may elect to extend the Termination Date by up to two successive three-month periods (including all extensions by NetScout and NetGen, collectively) for the purpose of seeking the Requisite Regulatory Approvals relating to Antitrust Law.

(d) by NetScout (provided that NetScout is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if any Seller Party shall have breached (i) any of the covenants or agreements made by such Seller Party herein or (ii) any of the representations or warranties made by such Seller Party herein, and in either case, such breach (x) is not cured within 30 days following written notice thereof by NetScout to NetGen, or which breach, by its nature, cannot be cured prior to the Termination Date and (y) as a result of such breach one or more of the conditions to closing under Section 8.01 or 8.02 are not capable of being satisfied prior to the Termination Date, such that NetScout would not be obligated to effect the Merger;

(e) by NetGen (provided that NetGen is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if NetScout or Merger Sub shall have breached (i) any of the covenants or agreements made by NetScout or Merger Sub herein or (ii) any of the representations or warranties made by NetScout or Merger Sub herein, and in either case, such breach (x) is not cured within 30 days following written notice thereof by NetGen to NetScout, or which breach, by its nature, cannot be cured prior to the Termination Date and (y) as a result of such breach one or more of the conditions to closing under Section 8.01 or 8.03 are not capable of being satisfied prior to the Termination Date, such that NetGen would not be obligated to effect the Merger; and

(f) by NetScout if the stockholders of NetGen have not approved this Agreement and the Merger within 5 days of the date hereof.

10.03 Effect of Termination.

(a) In the event that this Agreement is terminated by either NetScout or NetGen as provided in Section 10.02, this Agreement shall forthwith become void and have no effect, and none of NetScout, NetGen, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 7.02(b), 10.03, 11.01, 11.04, 11.07 and 11.09 shall survive any termination of this Agreement and (ii) neither NetScout nor NetGen shall be relieved or released from any liabilities or damages arising out of its prior material willful breach of any provision of this Agreement (including any such prior willful breach that becomes the basis for termination of this Agreement under Sections 10.02(d) or (e) hereof).

(b) If this Agreement is terminated by NetScout or NetGen pursuant to Section 10.02(b)(i) or 10.02(b)(ii) (but only in the event that the Final Restraint giving rise to the right to terminate relates to Antitrust Law) or 10.02(c) (but only in the event that the closing conditions set forth in Section 8.01(ii) are not satisfied only due to an Antitrust Law-related Restraint, the closing conditions set forth in the first sentences of each of Section 8.02(i) and Section 8.02(ii) are satisfied (treating such termination date as if it were the Closing Date for this purpose only) and all closing conditions set forth in Section 8.02(iii), (iv) and (vi) are satisfied, NetScout shall pay to NetGen the sum of $9 million (the “Termination Fee”) within two Business Days after the time of termination; provided that if termination under this section occurs after the originally scheduled Termination Date only as a result of one or more extensions under Section 10.02(c) by NetScout, then the Termination Fee shall be $20 million.

(c) Any amount that becomes payable pursuant to the preceding provision of this Section 10.03 shall be paid by wire transfer of immediately available funds to an account designated by the party entitled to receive such funds.

(d) NetGen and NetScout agree that the agreements contained in Section 10.03(b) are an integral part of the transactions contemplated by this Agreement, that without such agreement NetGen and NetScout would not have entered into this Agreement, and that such amounts do not constitute a penalty, but rather are liquidated damages in a reasonable amount that will compensate NetGen for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and for losses and damages likely to be incurred or suffered as a result of termination in the circumstances described in Section 10.03(b), which amount would otherwise be impossible to calculate with precision. If NetScout fails to pay the amounts due under those sections within the time periods specified in such sections, NetScout shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by NetGen in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(e) NetGen and NetScout agree that notwithstanding anything in this Agreement to the contrary, payment in full of the Termination Fee pursuant to Section 10.03(b) constitutes full performance by NetScout with respect to a termination of this Agreement under the circumstances provided in Section 10.03(b) (and shall also be the Seller Parties’ sole and exclusive remedy with respect to any breach by NetScout of this Agreement that may have occurred prior to such termination, and all other damages or remedies, at law or in equity (including provisional remedies), that might otherwise have been available to NetGen upon such termination are waived by NetGen).

10.04 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with this Agreement by the stockholders of NetGen; provided, however, that after any approval of the transactions contemplated by this Agreement by NetGen’ stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which changes the amount or changes the form of the consideration to be delivered to the NetGen stockholders hereunder other than as contemplated by this Agreement, or which adversely affects the intended tax treatment of the Merger for holders of NetGen Common Stock. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

10.05 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE XI

GENERAL PROVISIONS

11.01 Costs and Expenses. Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

11.02 Notices. All notices or other communications required or permitted by this Agreement shall be effective upon receipt and shall be in writing and delivered personally or by overnight courier, or sent by facsimile, as follows:

(i)	if to NetScout or Merger Sub, to:

  NetScout Systems, Inc.

  310 Littleton Road

  Westford, Massachusetts 01886

  Attn.: President and Chief Executive Officer

  Fax: (978) 614-4039

  with a copy to:

  Cooley Godward Kronish LLP

  The Prudential Tower

  800 Boylston Street

  46th Floor

  Boston, Massachusetts 02199

  Attn.: Miguel J. Vega

  Fax: (617) 937-2400

(ii)	if to a Seller Party, to:

  Network General Corporation

  178 East Tasman Drive

  San Jose, California 95314

  Attention: General Counsel

  Fax: (408) 884-2335

  with copies to:

  Simpson Thacher & Bartlett LLP

  2550 Hanover Street

  Palo Alto, California 94304

  Attention: Chad Skinner

  Fax: (650) 251-5002

(iii)	if to the Stockholders Representatives, to:

  Silver Lake Partners, L.P.

  2775 Sand Hill Road, Suite 100

  Menlo Park, California 94025

  Attention: General Counsel

  Fax: (650) 234-2502

  and

  TPG Starburst IV, LLC

  c/o TPG Capital

  301 Commerce Street

  Suite 3300

  Fort Worth, TX 76102

  Attention: John Viola

  Fax: (817) 850-4023

  with a copy to:

  Simpson Thacher & Bartlett LLP

  2550 Hanover Street

  Palo Alto, California 94304

  Attention: Chad Skinner

  Fax: (650) 251-5002

or to such other address as hereafter shall be furnished as provided in this Section 9.03 by any of the parties hereto to the other parties hereto.

11.03 Stockholders Representatives.

(a) The parties to this Agreement shall cooperate with the Stockholders Representatives and any accountants, attorneys or other agents whom either Stockholders Representative may retain to assist in carrying out its duties hereunder. The Stockholders Representatives may communicate with any Stockholder or any other Person concerning its responsibilities hereunder, but neither is required to do so. In the event that the Stockholders Representatives provide conflicting instructions to NetScout, NetScout may rely upon the instructions of Silver Lake Partners, L.P. or any replacement thereof if such Stockholders Representative has resigned. The Stockholders Representatives will act in good faith in their capacities as the Stockholders Representatives under this Agreement and the Escrow Agreement, and the Stockholders Representatives shall have no Liability whatsoever to any Person relating to its service hereunder (including any action taken or omitted to be taken), except that the Stockholders Representatives, severally and not jointly, shall be liable for harm which they directly cause by an act of fraud. Each of the Stockholders Representatives may resign at any time by notifying in writing NetScout, NetGen and the Stockholders. In the event of any such resignation, the former holders of a majority of the outstanding shares of NetGen Common Stock immediately prior to the Effective Time may elect a new Stockholders Representative, which new Stockholders Representative shall be a third party beneficiary of this Agreement.

(b) Each of the Stockholders Representatives represents and warrants to NetGen, NetScout and Merger Sub, severally and not jointly (i) that it has all necessary power, authority and capacity to execute and deliver this Agreement and to perform its obligations hereunder; (ii) the execution, delivery and performance of this Agreement by such Stockholders Representative has been duly and validly authorized by all necessary action on the part of such Stockholders Representative and (iii) this Agreement has been duly and validly executed and delivered by such Stockholders Representative and, assuming the due authorization, execution and delivery by each other party hereto, constitutes a legal, valid and binding obligation of such Stockholders Representative, enforceable against it in accordance with its terms, except that such enforceability may be limited by (x) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws relating to creditors’ rights generally, (y) general principles of equity (whether applied in a proceeding at law or in equity) and (z) any implied covenant of good faith and fair dealing.

11.04 Publicity. NetScout and NetGen shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that NetScout may, without the prior consent of the other party (but after prior consultation with the Seller Parties and the Stockholders Representatives, to the extent practicable in the circumstances) issue such press release as it may determine, after consulting with outside counsel, are required by law or the rules and regulations of Nasdaq. Without limiting the reach of the preceding sentence, NetScout and NetGen shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party.

11.05 Counterparts. This Agreement may be executed and delivered (including by facsimile or electronic transmission) in any number of counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute a single instrument.

11.06 Entire Agreement. This Agreement (including the Schedules referred to herein) and the Confidentiality Agreement sets forth the entire understanding and agreement between the parties as to the matters covered herein and supersedes and replaces any prior understanding, agreement or statement of intent, in each case, written or oral, among the parties, of any and every nature with respect thereto.

11.07 Governing Law; Exclusive Jurisdiction. This Agreement shall be governed in all respects, by the laws of the State of Delaware, including validity, interpretation and effect, without regard to principles of conflicts of law. The parties hereto irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of Delaware for any lawsuits, actions or other proceedings arising out of or related to this Agreement and agree not to commence any lawsuit, action or other proceeding except in such courts. The parties hereto further agree that service of process, summons, notice or document by mail to their addresses set forth above shall be effective service of process for any lawsuit, action or other proceeding brought against them in any such court. The parties hereto irrevocably and unconditionally waive any objection to the laying of venue of any lawsuit, action or other proceeding arising out of or related to this Agreement in the courts of the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such lawsuit, action or proceeding brought in any such court has been brought in an inconvenient forum.

11.08 Third Party Rights; Assignment. Except (x) as specified in Section 7.04 and Section 11.03, (y) the rights of the NetGen stockholders to receive Merger Consideration in accordance with Article II and III and to commence a Proceeding as contemplated by Section 9.01(a) and (z) the right of the NetGen Stockholders to recover, solely through an action brought by NetGen, damages from NetScout in the event of a breach of this Agreement by NetScout or Merger Sub, this Agreement is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any Person other than the parties hereto and shall not be assignable without the prior written consent of NetGen, NetScout and the Stockholders Representative.

11.09 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof and costs of enforcement (including attorneys fees); this being in addition to any other remedy to which such parties are entitled at law or in equity.

11.10 Headings; Interpretation. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

[Signature page immediately follows.]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

NETSCOUT SYSTEMS, INC.

By:	/s/ Anil Singhal
Name:	Anil Singhal
Title:	President and Chief Executive Officer

BRADLEY MERGER SUB LLC

By:	/s/ Anil Singhal
Name:	Anil Singhal
Title:	President

NETWORK GENERAL CENTRAL CORPORATION

By:	/s/ Bill Gibson
Name:	Bill Gibson
Title:	Chief Executive Officer

NETWORK GENERAL CORPORATION

By:	/s/ Bill Gibson
Name:	Bill Gibson
Title:	Chief Executive Officer

SOLELY IN THEIR CAPACITY AS “STOCKHOLDERS REPRESENTATIVES”

SILVER LAKE PARTNERS, L.P.

By:	Silver Lake Technology Associates, L.L.C.
its General Partner

By:	/s/ Kenneth Hao
Name:	Kenneth Hao
Title:	Managing Director

SOLELY IN THEIR CAPACITY AS “STOCKHOLDERS REPRESENTATIVES”

TPG STARBURST IV, LLC

By:	TPG Partners IV, L.P.,
its Managing Member

By:	TPG GenPar IV, L.P.,
its General Partner

By:	TPG Advisors IV, Inc.,
its General Partner

By:	/s/ Dick Boyce
Name:	Dick Boyce
Title:	Partner

THE FOLLOWING EXHIBITS AND SCHEDULES TO THE AGREEMENT AND PLAN OF MERGER HAVE BEEN OMITTED IN ACCORDANCE WITH ITEM 601(B)(2) OF REGULATION S-K.

Exhibits

Exhibit A – Escrow Agreement

Exhibit B – Accredited Investor Representations Letter

Exhibit C – Certificate of Incorporation of the Surviving Corporation

Exhibit D – Letter of Transmittal

Exhibit E – Forms of Opinion of Counsel to Seller Parties

Exhibit F – Form of Opinion of Counsel to NetScout

NetGen Disclosure Schedule

Section 1.01 – Definitions

Section 4.01 – Organization

Section 4.02 – Subsidiaries

Section 4.03 – Capitalization

Section 4.05 – No Violation

Section 4.07 – Financial Statements

Section 4.08 – Absence of Certain Transactions

Section 4.09 – Taxes

Section 4.10 – Litigation

Section 4.12 – Leased Premises

Section 4.14 – Contracts

Section 4.15 – Employee and Labor Matters and Plans

Section 4.16 – Insurance Policies

Section 4.17 – Intellectual Property

Section 4.19 – Compliance with Laws

Section 4.21 – Affiliate Agreements

Section 6.02 – NetGen Opco Forbearances

Section 7.02 – Access to Information

Section 7.09 – Resignation of Network General Directors and Officers

NetScout Disclosure Schedule

Section 1.01 – Definitions Schedule

Section 5.03 – Consents

Section 5.05 – Capitalization

Section 5.06 – Litigation

Section 5.13 – Taxes

Section 7.02 – Access to Information

NetScout Systems, Inc. will furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request, provided however that NetScout Systems, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities and Exchange Act of 1934, as amended for any schedule so furnished.